    As filed with the Securities and Exchange Commission on July 25, 1997
                                                    Registration No. 333-
   ======================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                        _____________________________

                                  FORM S-4
                        REGISTRATION STATEMENT UNDER
                         THE SECURITIES ACT OF 1933
                        _____________________________


                                  LDF, INC.
            (Exact name of registrant, a "small business issuer,"
                        as specified in its charter)

        Delaware               6035              36-4162329
     (State or other     (Primary Standard    (I.R.S. Employer
     jurisdiction of        Industrial         Identification
    incorporation or    Classification Code        Number)
      organization)           Number)


                          4343 North Elston Avenue
                         Chicago, Illinois 60641-2145
                               (773) 267-2700
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Lowell I. Stahl
                           President and Chairman
                                  LDF, Inc.
                          4343 North Elston Avenue
                        Chicago, Illinois 60641-2145
     (Name, address, including zip code, and telephone number, including area code, of agent for service)

                        Copies of Communications to:
                         Christopher J. Zinski, Esq.
                            Schiff Hardin & Waite
                              7200 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5548

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable following the effective date of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. /_/

                       CALCULATION OF REGISTRATION FEE

                                                               Proposed           Proposed
                                                                maximum            maximum
           Title of each class of         Amount to be      offering price        aggregate           Amount of
        securities to be registered        registered        per unit (1)      offering price(1)   registration fee
      Common Stock,
         $1.00 par value  . . . . .          286,806            $30.21           $8,664,410             $2,626

     (1) Calculated pursuant to Rule 457(f)(2) on the basis of the book value, as of June 30, 1997, of the securities to be canceled in the merger.

                        _____________________________

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
   Section 8(a), may determine.

   ================================================================

                            CROSS REFERENCE SHEET

     FORM S-4 ITEM NUMBER AND CAPTION      LOCATION OR CAPTION IN PROSPECTUS
     --------------------------------       --------------------------------

   1.   Forepart of Registration            Outside Front Cover Page of Proxy
        Statement and Outside Front         Statement/Prospectus
        Cover Page of Prospectus

   2.   Inside Front and Outside Back       Inside Front Cover Page of Proxy
        Cover Pages of Prospectus           Statement/Prospectus
   3.   Risk Factors, Ratio of              Summary; Risk Factors
        Earnings to Fixed Charges and
        Other Information

   4.   Terms of the Transaction            The Proposed Merger; Information
                                            Regarding LDF Common Stock;
                                            Comparison of the Rights of Labe
                                            Federal Stockholders and LDF, Inc.
                                            Stockholders; Certain Federal and
                                            State Income Tax Consequences
   5.   Pro Forma Financial                 Capitalization
        Information

   6.   Material Contacts With the          Not Applicable
        Company Being Acquired

   7.   Additional Information              Not Applicable
        Required for Reoffering by
        Persons and Parties Deemed to
        be Underwriters
   8.   Interests of Named Experts and      Not Applicable
        Counsel

   9.   Disclosure of Commission            Not Applicable
        Position on Indemnification
        for Securities Act Liabilities
   10.  Information With Respect to S-      Not Applicable
        3 Registrants

   11.  Incorporation of Certain            Not Applicable
        Information by Reference

   12.  Information With Respect to S-      Not Applicable
        2 or S-3 Registrants
   13.  Incorporation of Certain            Not Applicable
        Information by Reference

   14.  Information With Respect to         Information Regarding LDF, Inc.;
        Registrants Other Than S-2 or       Information Regarding Labe Federal
        S-3 Registrants

   15.  Information With Respect to S-      Not Applicable
        3 Companies

   16.  Information With Respect to S-      Not Applicable
        2 or S-3 Companies

   17.  Information With Respect to         Information Regarding Labe Federal
        Companies Other Than S-2 or S-
        3 Companies
   18.  Information if Proxies,             Information Regarding the Special
        Consents or Authorizations Are      Meeting; Dissenters' Rights;
        to be Solicited                     Management of LDF, Inc.

   19.  Information if Proxies,             Not Applicable
        Consents or Authorizations Are
        Not to be Solicited in an
        Exchange Offer

                        Labe Federal Bank for Savings
                          4343 North Elston Avenue
                        Chicago, Illinois 60641-2145
                               (773) 267-2700

   TO OUR STOCKHOLDERS:

        You are cordially invited to attend a special meeting of the stockholders of Labe Federal Bank for Savings, a federally-chartered-savings bank ("Labe Federal", to be held on _____________, 1997, at ____ _.m., local time, at Labe Federal's main office, 4343 North Elston Avenue, Chicago, Illinois 60641-2145.

        The special meeting is being called for the purpose of considering and voting upon the approval of a Merger Agreement, dated as of July 22, 1997 (the "Merger Agreement"), between Labe Federal and Interim Savings Bank, FSB, a federally-chartered-savings bank in organization ("Interim Savings Bank" formed by LDF, Inc., a Delaware corporation ("LDF"), to facilitate the formation of a holding company structure for Labe Federal, and joined in by LDF, pursuant to which Interim Savings Bank will be merged with and into, and under the charter of, Labe Federal (the "Merger") and each share of common stock, par value $1.00 per share, of Labe Federal, other than shares held by any Labe Federal stockholder who perfects dissenters' rights, will be converted into the right to receive one share of common stock, par value $1.00 per share, of LDF ("LDF Common Stock"). Pursuant to the Merger, Labe Federal would become a wholly-owned subsidiary of LDF, and existing stockholders of Labe Federal would become stockholders of LDF. The Merger is being effected by Labe Federal to facilitate its plan to reorganize ownership of Labe Federal into a holding company structure.

        Details of the Merger and information regarding LDF, Interim Savings Bank, Labe Federal and LDF Common Stock are contained in the accompanying Proxy Statement/Prospectus and appendices thereto, which includes a copy of the Merger Agreement. You are encouraged to read carefully each of these documents.

        The Board of Directors of Labe Federal unanimously believes that the Merger, and the resulting holding company structure, is in the best interests of Labe Federal and its stockholders. We therefore unanimously recommend that you vote in favor of the Merger by marking, dating, signing and returning the enclosed proxy promptly. If you attend the special meeting, you may vote in person if you wish, even though you have previously returned your signed proxy.

                                 Very truly yours,
                                 Labe Federal Bank for Savings


                                 Frank J. Kross
                                 President
   __________, 1997

                IMPORTANT -- PLEASE MAIL YOUR PROXY PROMPTLY

        IN ORDER THAT THERE MAY BE PROPER REPRESENTATION AT THE MEETING, YOU ARE URGED TO SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

        EACH STOCKHOLDER WHO SUBMITS A PROXY MAY REVOKE IT AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY DELIVERING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF LABE FEDERAL AT LABE FEDERAL'S MAIN OFFICE. ANY STOCKHOLDER ATTENDING THE SPECIAL MEETING MAY VOTE IN PERSON, THEREBY REVOKING ANY PROXY PREVIOUSLY GIVEN. ATTENDANCE AT THE SPECIAL MEETING WILL NOT IN ITSELF CONSTITUTE THE REVOCATION OF A PROXY.

                        LABE FEDERAL BANK FOR SAVINGS




                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD __________, 1997

        Notice is hereby given that, pursuant to the call of its directors, a special meeting of the stockholders of Labe Federal Bank for Savings, a federally-chartered-savings bank ("Labe Federal") will be held on _______, 1997, at ____ _.m., local time, at 4343 North Elston Avenue, Chicago, Illinois 60641-2145.

        The purposes of the meeting are:

        (1) to consider and vote upon the approval of a Merger Agreement, dated as of July 22, 1997 (the "Merger Agreement"), between Labe Federal and Interim Savings Bank, FSB, a federally-chartered-savings bank in organization formed by LDF, Inc., a Delaware corporation ("LDF"), to facilitate the formation of a holding company structure for Labe Federal, and joined in by LDF, pursuant to which Interim Savings Bank will be merged with and into, and under the charter of, Labe Federal (the "Merger") and each share of common stock, par value $1.00 per share, of Labe Federal, other than shares held by any Labe Federal stockholder who perfects dissenters' rights, will be converted into the right to receive one share of common stock, par value $1.00 per share, of LDF, all as more fully described in the accompanying Proxy Statement/Prospectus; and

        (2) to transact such other business as may properly come before the special meeting or any adjournment or adjournments thereof.

        Only stockholders of record at the close of business on __________, 1997, will be entitled to notice of, and to vote at, the special meeting.

        Under 12 C.F.R. Section 552.14, any Labe Federal Stockholder who does not vote in favor of the Merger and who follows certain other procedures will have the right to dissent from the Merger and demand and obtain payment in cash of the "fair value" of their shares in the event of the consummation of the Merger. See "DISSENTERS' RIGHTS" in the Proxy Statement/Prospectus.

                                      By Order of the Board of Directors


                                      Lowell I. Stahl, Chairman

   ____________, 1997


        THE AFFIRMATIVE VOTE OF HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF LABE FEDERAL IS REQUIRED FOR APPROVAL OF THE MERGER AGREEMENT.

                   PROXY STATEMENT FOR SPECIAL MEETING OF
                STOCKHOLDERS OF LABE FEDERAL BANK FOR SAVINGS

                     To Be Held On _______________, 1997

                    -------------------------------------

                                 PROSPECTUS
                                  LDF, INC.
                    UP TO 286,806 SHARES OF COMMON STOCK

                    -------------------------------------

        This Proxy Statement/Prospectus is being furnished to the stockholders ("Labe Federal Stockholders") of Labe Federal Bank for Savings, a federally-chartered-savings bank ("Labe Federal") in connection with the solicitation of proxies by the Board of Directors of Labe Federal for use at a special meeting of Labe Federal Stockholders to be held on _______________, 1997, or any adjournment thereof (the "Special Meeting"). This Proxy Statement/Prospectus is also being furnished to the Labe Federal Stockholders in connection with the proposed issuance to such stockholders, upon consummation of the Merger (as defined below), of up to 286,806 shares of common stock, $1.00 par value per share ("LDF Common Stock"), of LDF, Inc., a Delaware corporation formed at the direction of Labe Federal to act as a holding company for Labe Federal ("LDF").

        Labe Federal Stockholders, at the Special Meeting, will consider and vote upon the approval of a Merger Agreement, dated as of July 22, 1997 (the "Merger Agreement"), between Labe Federal and Interim Savings Bank, FSB, a federally-chartered-savings bank in organization ("Interim Savings Bank") formed by LDF to facilitate the formation of a holding company structure for Labe Federal, and joined in by LDF, pursuant to which Interim Savings Bank will be merged with and into, and under the charter of, Labe Federal (the "Merger"), and each share of common stock, par value $1.00 per share, of Labe Federal ("Labe Federal Common Stock"), other than shares held by any Labe Federal Stockholder who perfects dissenters' rights and shares held in treasury, will be converted into the right to receive one share of LDF Common Stock. Pursuant to the Merger, Labe Federal would become a wholly-owned subsidiary of LDF, and existing Labe Federal Stockholders would become stockholders of LDF.

        The Merger is being effected by Labe Federal to facilitate its plan to reorganize ownership of Labe Federal into a holding company structure. Upon consummation of the Merger, existing Labe Federal Stockholders would be the only stockholders of LDF, and their proportional ownership interest in Labe Federal would remain unchanged except that such interest would be held indirectly through LDF. For a discussion of Labe Federal's reasons for reorganizing into a holding company structure, see "THE PROPOSED MERGER -- Reasons for the Merger."

        This Proxy Statement/Prospectus, the Notice of Special Meeting and form of Proxy are first being mailed to Labe Federal Stockholders on or about ___________, 1997.

          SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN
           FACTORS TO BE CONSIDERED BY LABE FEDERAL STOCKHOLDERS.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS AND WILL NOT BE
         INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
                         OTHER GOVERNMENTAL ENTITY.

      The date of this Proxy Statement/Prospectus is ___________, 1997.

                            AVAILABLE INFORMATION

        Neither LDF nor Labe Federal is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended.

        LDF has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the LDF Common Stock to be issued pursuant to the Merger. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information regarding LDF and LDF Common Stock, reference is hereby made to such Registration Statement and such exhibits, which can be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which can be obtained from the Commission at prescribed rates. Such materials also may be available at the SEC's web site at "http://www.sec.gov."

        LDF intends to furnish its stockholders with such annual, semi-annual and quarterly reports containing unaudited consolidated financial statements as LDF may determine to be appropriate.

        No person has been authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus and, if given or made, the information or representation must not be relied upon as having been authorized by LDF or Labe Federal.

                              TABLE OF CONTENTS
                                                                     Page
                                                                     ----

   SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
        The Parties  . . . . . . . . . . . . . . . . . . . . . . . . .  1
        The Special Meeting  . . . . . . . . . . . . . . . . . . . . .  2
        Holding Company Restructuring  . . . . . . . . . . . . . . . .  2
        Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . .  2
        The Merger . . . . . . . . . . . . . . . . . . . . . . . . . .  3
        Reasons for the Merger . . . . . . . . . . . . . . . . . . . .  3
        Regulatory Approvals . . . . . . . . . . . . . . . . . . . . .  3
        Certain Federal and State Income Tax Consequences  . . . . . .  3
        Dissenters' Rights . . . . . . . . . . . . . . . . . . . . . .  3
        Comparative Per Share Data . . . . . . . . . . . . . . . . . .  4

   RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
        Limited Liquidity  . . . . . . . . . . . . . . . . . . . . . .  5
        Holding Company Structure  . . . . . . . . . . . . . . . . . .  5
        Federal Legislative Proposals Would Eliminate the Federal Savings
             Association and Unitary Savings and Loan Holding Company
             Charters  . . . . . . . . . . . . . . . . . . . . . . . .  6
        Anti-Takeover Provisions . . . . . . . . . . . . . . . . . . .  6

   INFORMATION REGARDING THE SPECIAL MEETING . . . . . . . . . . . . .  6
        Matters to be Considered at the Special Meeting  . . . . . . .  6
        Record Date and Voting . . . . . . . . . . . . . . . . . . . .  7
        Vote Required  . . . . . . . . . . . . . . . . . . . . . . . .  7
        Revocability of Proxies  . . . . . . . . . . . . . . . . . . .  8
        Solicitation of Proxies  . . . . . . . . . . . . . . . . . . .  8
        Certain Stockholders of Labe Federal . . . . . . . . . . . . .  8
        Certain Stockholders of LDF, Inc.  . . . . . . . . . . . . . .  9

   THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . . . . . . . 10
        Holding Company Restructuring  . . . . . . . . . . . . . . . . 10
        The Merger . . . . . . . . . . . . . . . . . . . . . . . . . . 10
        Reasons for the Merger . . . . . . . . . . . . . . . . . . . . 11
        Management Following the Merger  . . . . . . . . . . . . . . . 11
        Resale of LDF Common Stock by Affiliates of Labe Federal . . . 11
        Certain Regulatory Approvals . . . . . . . . . . . . . . . . . 11
        Amendment and Termination of the Merger Agreement  . . . . . . 12
        Effective Date . . . . . . . . . . . . . . . . . . . . . . . . 12
        Surrender of Stock Certificates and Receipt of New Certificates
                                                                       12
        Accounting Treatment . . . . . . . . . . . . . . . . . . . . . 13

   INFORMATION REGARDING LDF COMMON STOCK  . . . . . . . . . . . . . . 13

   COMPARISON OF THE RIGHTS OF LABE FEDERAL STOCKHOLDERS AND LDF, INC.
        STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . 13
        General  . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
        Authorized Capital Stock . . . . . . . . . . . . . . . . . . . 14

        Issuance of Capital Stock  . . . . . . . . . . . . . . . . . . 14
        Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . 15
        Payment of Dividends . . . . . . . . . . . . . . . . . . . . . 15
        Limitations on Liability . . . . . . . . . . . . . . . . . . . 16
        Indemnification of Directors and Officers  . . . . . . . . . . 16
        Stockholder's Rights to Examine Books and Records  . . . . . . 17
        Non-Stockholder Constituencies . . . . . . . . . . . . . . . . 17
        Anti-Takeover Provisions in LDF's Certificate of Incorporation
             and Bylaws  . . . . . . . . . . . . . . . . . . . . . . . 17
        Delaware Takeover Law  . . . . . . . . . . . . . . . . . . . . 21

   CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES . . . . . . . . . 22

   DISSENTERS' RIGHTS  . . . . . . . . . . . . . . . . . . . . . . . . 23

   INFORMATION REGARDING LDF, INC. . . . . . . . . . . . . . . . . . . 24
        General  . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
        Properties . . . . . . . . . . . . . . . . . . . . . . . . . . 25
        Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . 25
        Governmental Monetary Policies . . . . . . . . . . . . . . . . 25
        Government Regulation  . . . . . . . . . . . . . . . . . . . . 25
        Market for and Dividends on LDF Common Stock . . . . . . . . . 26

   CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . . 26

   INFORMATION REGARDING INTERIM SAVINGS BANK, FSB . . . . . . . . . . 27

   INFORMATION REGARDING LABE FEDERAL  . . . . . . . . . . . . . . . . 27
        General  . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
        Properties . . . . . . . . . . . . . . . . . . . . . . . . . . 28
        Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . 28
        Lending Activities . . . . . . . . . . . . . . . . . . . . . . 28
        Investment and Mortgage-Backed Securities  . . . . . . . . . . 31
        Deposits . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
        Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . 31
        Competition  . . . . . . . . . . . . . . . . . . . . . . . . . 31
        Government Regulation  . . . . . . . . . . . . . . . . . . . . 32
        Market for and Dividends on Labe Federal Common Stock  . . . . 32

   MANAGEMENT OF LDF, INC. . . . . . . . . . . . . . . . . . . . . . . 32
        Directors and Officers of LDF, Inc.  . . . . . . . . . . . . . 32
        Commitees of LDF . . . . . . . . . . . . . . . . . . . . . . . 33
        Compensation of Directors and Officers of LDF, Inc.  . . . . . 34

   SUPERVISION AND REGULATION  . . . . . . . . . . . . . . . . . . . . 36
        Modernization of the Financial Services Industry . . . . . . . 37
        Federal Savings Association Regulation . . . . . . . . . . . . 38
        Holding Company Regulation . . . . . . . . . . . . . . . . . . 45

   LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

   FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . 46

   OTHER MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . 46



                                 APPENDICES
                                 ----------

                  Appendix A          Merger Agreement
                  Appendix B          Dissenters' Rights
                  Appendix C          Certificate of Incorporation

                                   SUMMARY

        The following is a summary of the material features of the Merger. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement/Prospectus or in the accompanying appendices.
   STOCKHOLDERS OF LABE FEDERAL ARE URGED TO READ THIS PROXY
   STATEMENT/PROSPECTUS AND THE APPENDICES HERETO IN THEIR ENTIRETY.

   THE PARTIES

        LDF. LDF is a recently formed Delaware corporation. Upon consummation of the Merger, it will be a registered savings and loan holding company under the Home Owners' Loan Act ("HOLA"), owning all of the issued and outstanding Labe Federal Common Stock. LDF does not currently own any significant assets and has not yet engaged in any business activity. It has been solely engaged in the process of applying for necessary regulatory approvals and other matters of a procedural nature related to consummating the Merger. Upon consummation of the Merger, its principal activity will consist of owning and supervising Labe Federal. LDF's principal executive offices are located at 4343 North Elston Avenue, Chicago, Illinois 60641-2145 (telephone number (773) 267-2700).

        INTERIM SAVINGS BANK, FSB. On May 30, 1997, at the direction of the Board of Directors of LDF, LDF filed an application with the Office of Thrift Supervision (the "OTS") for a charter under the laws of the United States for Interim Savings Bank, FSB ("Interim Savings Bank"). The OTS declared the charter for Interim Savings Bank
   effective on June 17, 1997.   Prior to the Merger, Interim Savings
   Bank will not conduct any business with the public. Labe Federal will be the surviving entity in the Merger and upon consummation of the Merger will be known as "Labe Federal Bank for Savings." When the Merger is completed, LDF will own all of the outstanding shares of common stock of the surviving entity in the Merger.

        LABE FEDERAL BANK FOR SAVINGS. Labe Federal is a federally-chartered-savings bank. As of March 31, 1997, there were 306,806 shares of Labe Federal Common Stock issued, and 286,806 shares (net of 20,000 shares held in treasury) outstanding. As of March 31, 1997, Labe Federal had total assets of $123.7 million, total deposits of $90.4 million, loans receivable of $106.3 million and total stockholders' equity of $8.3 million. Labe Federal had net income of $460,000 for the year ended December 31, 1996. Labe Federal's business primarily consists of gathering deposits from its local community and investing these funds, along with borrowings from the Federal Home Loan Bank of Chicago, in residential one- to four-family permanent and construction loans, multi-family and commercial real estate mortgage loans, home equity and consumer loans and U.S. government, agency and mortgage-backed securities. For a description of the business conducted by Labe Federal, see "INFORMATION REGARDING LABE FEDERAL."

   Labe Federal's principal executive offices are located at 4343 North Elston Avenue, Chicago, Illinois 60641-2145 (telephone number (773) 267-2700).

   THE SPECIAL MEETING

        The Special Meeting is scheduled to be held at the main office of Labe Federal, 4343 North Elston Avenue, Chicago, Illinois 60641-2145, on _____________, 1997 at ___:____ ___.m. At the Special Meeting,
   Labe Federal Stockholders will consider and vote upon the approval of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as APPENDIX A. The Board of Directors of Labe Federal has fixed the close of business on ______________, 1997 as the record date for the determination of the holders of Labe Federal Common Stock entitled to receive notice of and to vote at the Special Meeting. Only holders of record of Labe Federal Common Stock on such date will be entitled to vote at the Special Meeting and at any postponement or adjournment thereof. The affirmative vote of the holders of at least a majority of the outstanding shares of Labe Federal Common Stock is required in order to approve the Merger Agreement.

        As of June 30, 1997, the directors and executive officers of Labe Federal and their affiliates owned beneficially an aggregate of 163,123 shares of Labe Federal Common Stock, or approximately 56.88% of the shares entitled to vote at the Special Meeting. All of these holders have indicated their intention to vote their shares for the approval of the Merger Agreement. Should this occur, the Merger Agreement would be approved.

   HOLDING COMPANY RESTRUCTURING

        The Board of Directors of Labe Federal unanimously considers it to be in the best interests of Labe Federal, its customers and Labe Federal Stockholders to change the corporate structure of Labe Federal by Labe Federal becoming a subsidiary of a new parent company, LDF, and with present holders of Labe Federal Common Stock becoming holders of LDF Common Stock. The holding company structure is a well-established form of organization, and many savings associations, banks and other financial institutions have changed their corporate organization to a holding company structure in the past several years. The restructuring of Labe Federal into a holding company structure will be accomplished principally through the Merger pursuant to the terms and conditions of the Merger Agreement, which are described herein. See "THE PROPOSED MERGER".

   RISK FACTORS

        The following factors should be considered carefully by Labe Federal Stockholders in connection with the matters to be voted upon at the Special Meeting: limited liquidity for the LDF Common Stock, holding company structure differences, federal legislative proposals that would eliminate the federal savings association and unitary savings and loan holding company charters and anti-takeover provisions contained in the charter of LDF. For a more detailed discussion of such factors, see "RISK FACTORS."

   THE MERGER

        Labe Federal and Interim Savings Bank have entered into the Merger Agreement, which provides, in part, for LDF's acquisition of the outstanding Labe Federal Common Stock in exchange for a maximum of 286,806 shares of LDF Common Stock. Interim Savings Bank, an interim-federal-savings bank in organization, has been formed to allow the transaction to be structured as a merger, thereby ensuring that LDF will acquire 100% of the capital stock of Labe Federal. To accomplish the transaction, the Merger Agreement provides for the merger of Interim Savings Bank with and into, and under the charter of, Labe Federal, as a result of which Labe Federal would become wholly-owned by LDF and each share of Labe Federal Common Stock (except for any shares of the Labe Federal Common Stock with respect to which dissenters' rights are validly exercised and shares held in treasury) would be converted automatically into one share of LDF Common Stock. Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by Labe Federal Stockholders.

   REASONS FOR THE MERGER

        The formation of a holding company presents Labe Federal with a corporate structure utilized by most commercial banks, and positions Labe Federal to be an active and effective participant in the rapidly changing financial services industry. A holding company provides flexibility in structuring mergers and acquisitions by giving such holding company the opportunity to retain acquired institutions as separate holding company subsidiaries. The holding company also is able to acquire other types of financial institutions and make investments not now available to Labe Federal. For a description of the ways in which the Merger, and the resulting holding company structure, will enable Labe Federal to respond to such changes, see "THE PROPOSED MERGER -- Reasons for the Merger."

   REGULATORY APPROVALS

        In addition to the approval of the Merger by Labe Federal Stockholders, the obligations of the parties to effect the Merger is subject to prior approval of the OTS. The appropriate applications have been filed with OTS, and the necessary approvals have been obtained. See "THE PROPOSED MERGER -- Certain Regulatory Approvals."

   CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES

        Labe Federal has received a favorable opinion of Crowe, Chizek and Company LLP that the Merger will constitute a tax-free transaction under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"). For a summary of Crowe, Chizek's opinion, see "CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES."

   DISSENTERS' RIGHTS

        The Labe Federal Stockholders who do not vote in favor of the Merger and who follow certain other procedures will have the right to dissent from the Merger and demand and obtain payment in cash of the "fair value" of their shares in the event of the consummation of the Merger. See "DISSENTERS' RIGHTS."

   COMPARATIVE PER SHARE DATA

        The following table sets forth for the periods indicated historical per share data of Labe Federal and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the Merger. The data presented below is not necessarily indicative of the results of the future operations of LDF or the actual results that would have occurred if the Merger had been consummated as of or prior to the periods indicated.

                                                                       Labe                         Labe Federal
                                                                      Federal          LDF           Pro Forma
                                                                    Historical      Pro Forma      Equivalent(1)
                                                                    ----------      ---------      -------------
         Book value per share:
           At March 31, 1997                                           $29.09         $29.09           $29.09
           At December 31, 1996                                         28.44          28.44            28.44

         Cash dividends per share:
          Three months ended March 31, 1997                             --             --               --
           Year ended December 31, 1996                                 --             --               --
           Year ended December 31, 1995                                 --             --               --
         Net income per share:
          Three months ended March 31, 1997                               .91            .91              .91
           Year ended December 31, 1996                                  1.61           1.61             1.61
           Year ended December 31, 1995                                  2.44           2.44             2.44

     _________________________

     (1) The pro forma equivalent data represent LDF pro forma information multiplied by the exchange ratio of one share. The pro forma computations include the assumption, among others, that no Labe
   Federal Stockholders will exercise dissenters' rights.

                                RISK FACTORS

        The following factors should be considered carefully by Labe Federal Stockholders in connection with the matters to be voted upon at the Special Meeting.

   LIMITED LIQUIDITY

        There is currently no public market for the LDF Common Stock and there is no expectation that one will develop. This lack of a public market may make it difficult for a Labe Federal Stockholder to sell shares of LDF Common Stock. In addition, a Labe Federal Stockholder desiring to sell shares of LDF Common Stock may find it difficult to determine the market value of LDF Common Stock because of the lack of trades in the stock. See "INFORMATION REGARDING LDF COMMON STOCK" and "INFORMATION REGARDING LDF, INC. -- Market for and Dividends on LDF Common Stock."

   HOLDING COMPANY STRUCTURE

        After consummation of the Merger, LDF will be a holding company whose principal asset will be all of the outstanding stock of Labe Federal. The ability of LDF to pay its expenses and dividends to stockholders will depend primarily on receipt of sufficient dividends from Labe Federal, which may be restricted. Dividend payments by Labe Federal are subject to limitations under federal law. As a federally-chartered savings association operating under a savings bank charter, Labe Federal is subject to the OTS's regulations regarding capital
   distributions.    The regulations establish three tiers of
   associations. An association that exceeds all fully phased-in capital requirements before and after the proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (a) 100 percent of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (b) 75 percent of its net reserve over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. In computing the association's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included. In the event an association's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, an association's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any association, which would otherwise be permitted by regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. Moreover, under the OTS prompt corrective action regulations, an association would be prohibited from making any capital distribution if, after the distribution, an association would have, (i) total risk-based capital ratio of less than 8 percent, (ii) Tier 1 risk-based capital ratio of less than 4 percent, or (iii) a leverage ratio of less than 4 percent or has a leverage ratio that is less than 3 percent if the association is rated composite 1 under the CAMEL rating system in the most recent examination of the association and is not experiencing or anticipating significant growth. For additional information concerning OTS regulations governing capital distributions, see "SUPERVISION AND REGULATION -- Limitations on Capital Distributions."

   FEDERAL LEGISLATIVE PROPOSALS WOULD ELIMINATE THE FEDERAL SAVINGS ASSOCIATION AND UNITARY SAVINGS AND LOAN HOLDING COMPANY CHARTERS

        The U.S. Congress is considering legislative proposals, including a proposal announced by the Clinton Administration on May 21, 1997, that would modernize the financial services industry. Many of these proposals, including the Administration's, would eliminate the federal savings association charter by requiring that all federal thrifts convert to national banks or other banking charters. Likewise, the unitary savings and loan holding company would be eliminated and all thrift holding companies would become bank holding companies regulated by the Federal Reserve Board. Labe Federal is a federal savings association and LDF, upon completion of the Merger, will be a unitary savings and loan holding company. If federal legislation is enacted that eliminates the federal savings association and unitary savings and loan holding company charters, Labe Federal and LDF would be required to change their charters, which may affect the activities Labe Federal and LDF can engage in and other aspects of their operations. No assurance can be given whether federal legislation will be enacted that affects the federal savings association or unitary savings and loan holding company charters, or if such legislation is enacted, what form this legislation might take. Accordingly, management of Labe Federal and LDF cannot predict what effect, if any, such legislation would have on the activities and operations of Labe Federal and LDF.

   ANTI-TAKEOVER PROVISIONS

        Certain provisions of LDF's certificate of incorporation could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of LDF. See "COMPARISON OF THE RIGHTS OF LABE FEDERAL STOCKHOLDERS AND LDF, INC. STOCKHOLDERS -- Anti-Takeover Provisions in LDF's Certificate of Incorporation and Bylaws." These provisions are intended to discourage any attempt to obtain control of LDF in a transaction that is not approved by its Board of Directors. It should be noted, however, that an effect of such provisions may be to make more difficult or deter a future takeover attempt that is not approved by the Board of Directors but which the holders of a majority of the shares might deem to be desirable. The certificate of incorporation also could make it more difficult to obtain stockholder approval of transactions, such as mergers and other corporate combinations, with persons having a defined relationship to LDF even if they were favored by a majority of the stockholders.

                  INFORMATION REGARDING THE SPECIAL MEETING

   MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

        Each copy of this Proxy Statement/Prospectus that is being mailed or delivered to Labe Federal Stockholders is accompanied by a proxy and the Notice of Special Meeting furnished in connection with the solicitation of proxies by the Board of Directors of Labe Federal for use at the Special Meeting.

        The Special Meeting is scheduled to be held at the main office of Labe Federal, 4343 North Elston Avenue, Chicago, Illinois 60641-2145, on _____________, 1997 at ___:____ ___.m. At the Special Meeting,
   Labe Federal Stockholders will consider and vote upon the approval of the Merger Agreement. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as APPENDIX A.

        LABE FEDERAL STOCKHOLDERS ARE REQUESTED TO PROMPTLY SIGN, DATE AND RETURN THE ACCOMPANYING PROXY TO LABE FEDERAL IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE. Failure to return a properly executed proxy or to vote at the Special Meeting will have the same effect as a vote against the Merger Agreement.

   RECORD DATE AND VOTING

        The Board of Directors of Labe Federal has fixed the close of business on ______________, 1997 as the record date (the "Record Date") for the determination of the holders of Labe Federal Common Stock entitled to receive notice of and to vote at the Special Meeting. Only holders of record of Labe Federal Common Stock on the Record Date will be entitled to vote at the Special Meeting and at any postponement or adjournment thereof. As of the close of business on the Record Date, there were 286,806 shares of Labe Federal Common Stock issued and outstanding held by approximately 141 stockholders of record.

        Each holder of Labe Federal Common Stock on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting and at any postponement or adjournment thereof. The presence, in person or by proxy, of the holders of at least a majority of the total number of outstanding shares of Labe Federal Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum thereat.

        LABE FEDERAL STOCKHOLDERS SHOULD NOT FORWARD ANY STOCK
   CERTIFICATES WITH THEIR PROXIES.      ---

   VOTE REQUIRED

        The affirmative vote of the holders of at least a majority of the shares of Labe Federal Common Stock outstanding on the Record Date is required in order to approve the Merger Agreement. Because approval of the Merger Agreement requires the affirmative vote of the holders of at least a majority of the total outstanding shares of Labe Federal Common Stock, and not a majority of the shares actually voted, the failure to submit a proxy or to vote in person at the Special Meeting will have the same effect as a vote "AGAINST" the Merger Agreement.

        A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted and will have the same effect as a vote "AGAINST" the Merger
   Agreement.

        Broker non-votes (referring to where a broker or other nominee physically indicates on the proxy that it does not have discretionary authority as to certain shares of Labe Federal Common Stock to vote on a particular matter), although counted for purposes of determining whether there is a quorum, will not be voted at the Special Meeting and will have the same effect as a vote "AGAINST" the Merger Agreement.

        Shares of Labe Federal Common Stock represented by properly executed proxies will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, PROPERLY EXECUTED PROXIES WILL BE VOTED "FOR" THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND OTHERWISE IN THE DISCRETION OF PROXY HOLDERS AS TO ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. The grant of a proxy does not preclude a Labe Federal Stockholder from subsequently revoking such proxy and voting in person at the Special Meeting.

        If a quorum is not obtained, or if fewer shares are voted in favor of approval of the Merger Agreement than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes, and, at any subsequent reconvening of the Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Special Meeting (except for any proxies that have theretofore effectively been revoked or withdrawn).

   REVOCABILITY OF PROXIES

        The presence of a Labe Federal Stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. A Labe Federal Stockholder, however, may revoke a proxy at any time before its exercise by (i) delivering to the Secretary of Labe Federal a written notice of revocation at or before the Special Meeting, (ii) delivering to the Secretary of Labe Federal at or before the Special Meeting a duly executed proxy bearing a later date, or (iii) attending the Special Meeting, filing a written notice of revocation with the secretary of the meeting, and voting in person. All written notices of revocation and other communications with respect to the revocation of proxies should be addressed to: Labe Federal Bank for Savings, 4343 North Elston Avenue, Chicago, Illinois 60641-2145, Attention:
   Secretary.

   SOLICITATION OF PROXIES

        In addition to solicitation by mail, directors, officers and employees of Labe Federal may solicit proxies for the Special Meeting from Labe Federal Stockholders personally or by telephone or telegram without remuneration therefor other than the compensation that such persons otherwise receive in their capacities as directors, officers and employees. The cost of solicitation of proxies for the special meeting will be borne by Labe Federal.

   CERTAIN STOCKHOLDERS OF LABE FEDERAL

        The following table sets forth information regarding the shares of Labe Federal Common Stock held as of June 30, 1997, by persons known by Labe Federal to be the beneficial owners of more than five percent of Labe Federal Common Stock (excluding directors), each director of Labe Federal, certain named executive officers of Labe Federal (all of whom are directors) and all of Labe Federal's directors and executive officers as a group.

                                             Labe Federal Common Stock
                                                   Beneficially                      LDF, Inc. Common Stock to be
                                           Owned as of June 30, 1997(1)               Owned After the Merger(2)
                                        -----------------------------------   --------------------------------------

     Name of                               Number of           Percent of
     Beneficial Owner                        Shares              Class          Number of Shares     Percent of Class
     ----------------                      ---------           ----------       ----------------     ----------------
     5% STOCKHOLDERS

     Ciro A. Rossini                         19,187               6.69              19,187                   6.69
       Palmer Printing Co.
       739 S. Clark Street
       Chicago,  Illinois 60605

     DIRECTORS

     James J. Carmody                            --              --                     --                  --

     Frank C. Casillas                           --              --                     --                  --

     William E. Cahill, Jr.                     360                .13                 360                    .13

     Dilia Camacho-Saeedi                       200                .07                 200                    .07

     John D. Foster                           5,000               1.74               5,000                   1.74

     Frank J. Kross                           3,350               1.17               3,350                   1.17

     Roland G. Ley                            1,000                .35               1,000                    .35

     James R. Sneider                         3,000               1.05               3,000                   1.05

     Lowell I. Stahl                        146,788<3>           51.18             146,788                  51.18

     DIRECTORS AND EXECUTIVE OFFICERS
      AS A GROUP (9 PERSONS)                163,123              56.88             163,123                  56.88

     ____________________

     (1) The nature of beneficial ownership of shares shown in this column is sole voting and investment power unless otherwise indicated.

     (2) Pro forma percentages represent percentage ownership of issued and outstanding LDF, Inc. Common Stock after consummation of the Merger based upon the issuance of 286,806 shares of LDF, Inc. Common Stock in connection with the Merger and the redemption of one share of LDF, Inc. Common Stock held by the Chairman of Labe Federal as the nominee of Labe Federal.

   (3) Includes 100 shares held in joint tenancy with Lowell l. Stahl's wife.

   CERTAIN STOCKHOLDERS OF LDF, INC.

        There is currently one share of LDF Common Stock issued and outstanding held by Lowell I. Stahl, Chairman of Labe Federal, as the nominee of Labe Federal. Upon consummation of the Merger, LDF will redeem this one share of LDF Common Stock.

                             THE PROPOSED MERGER

        This section of the Proxy Statement/Prospectus describes certain of the more important aspects of the Merger. To the extent that it relates to the Merger Agreement, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as APPENDIX A to this Proxy Statement/Prospectus and is incorporated herein by reference. Labe Federal Stockholders are urged to read the Merger Agreement in its entirety. Assuming that there are no dissenting Labe Federal Stockholders, LDF will have 286,806 shares of LDF Common Stock issued and outstanding if the Merger is consummated.

   HOLDING COMPANY RESTRUCTURING

        The Board of Directors of Labe Federal unanimously considers it to be in the best interests of Labe Federal, its customers and Labe Federal Stockholders to change the corporate structure of Labe Federal by Labe Federal becoming a subsidiary of a new parent company, LDF, Inc., and with present holders of Labe Federal Common Stock becoming holders of LDF Common Stock. The holding company structure is a well-established form of organization, and many banks and other financial institutions have changed their corporate organization to a holding company structure in the past several years. The restructuring of Labe Federal into a holding company structure will be accomplished principally through the Merger pursuant to the terms and conditions of the Merger Agreement, which are described below.

   THE MERGER

        Labe Federal, Interim Savings Bank and LDF have entered into the Merger Agreement, which provides, in part, for LDF's acquisition of the outstanding Labe Federal Common Stock in exchange for a maximum of 286,806 shares of LDF Common Stock. Interim Savings Bank, a federally-chartered-interim-savings bank in organization, has been formed to allow the transaction to be structured as a merger, thereby ensuring that LDF will acquire 100% of the outstanding shares of capital stock of Labe Federal. To accomplish the transaction, the Merger Agreement provides for the merger of Interim Savings Bank with and into, and under the charter of, Labe Federal, as a result of which Labe Federal would become wholly-owned by LDF and each share of Labe Federal Common Stock (except for any shares of Labe Federal Common Stock with respect to which dissenters' rights are validly exercised) would be converted automatically into one share of LDF Common Stock.

   Consummation of the Merger is subject to certain conditions, including approval of the Merger Agreement by Labe Federal Stockholders.

   REASONS FOR THE MERGER

        The formation of a holding company presents Labe Federal with a corporate structure utilized by most commercial banks, and positions Labe Federal to be an active and effective participant in the rapidly changing financial services industry. A holding company provides flexibility in structuring mergers and acquisitions by giving such holding company the opportunity to retain acquired institutions as separate holding company subsidiaries. The holding company also is able to acquire other types of financial institutions and make investments not now available to Labe Federal. Although there are no current plans to enter into an acquisition or investment transaction, the Board of Directors recognizes that the financial services industry is in the midst of a rapid consolidation and a dramatic restructuring of the powers afforded the providers of financial services. The availability of the holding company structure at this time presents Labe Federal with an opportunity that the Board of Directors believes should be acted upon now.

   MANAGEMENT FOLLOWING THE MERGER

        The directors and officers of LDF and Labe Federal will remain the same after consummation of the Merger. See "MANAGEMENT OF LDF, INC." for information with respect to the current directors and officers of LDF.

   RESALE OF LDF COMMON STOCK BY AFFILIATES OF LABE FEDERAL

        All shares of LDF Common Stock received by Labe Federal Stockholders in connection with the Merger will be freely transferable, except that shares of LDF Common Stock received by persons who are deemed to be "affiliates" of Labe Federal prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Labe Federal generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party.

        The certificates representing LDF Common Stock issued to affiliates of Labe Federal in the Merger may contain a legend indicating these resale restrictions.

        The above is only a general statement of certain restrictions regarding the sale or transfer of the shares of LDF Common Stock to be issued in the Merger. Therefore, those stockholders who may be affiliates of Labe Federal should confer with their legal counsel regarding the resale restrictions that may apply to them.

   CERTAIN REGULATORY APPROVALS

        In addition to the approval of the Merger by Labe Federal Stockholders, the obligations of the parties to effect the Merger is subject to prior approval of the OTS under the Home Owners' Loan Act
   ("HOLA").   Under HOLA, the OTS must take into consideration the
   financial and managerial resources and future prospects of LDF and Labe Federal, the effect of the acquisition of Labe Federal, the insurance risk to the Savings Association Insurance Fund, and the convenience and needs of the community to be served. The OTS must withhold approval for the Merger if, among other things, it determines that the effect of the Merger would be to substantially lessen competition. LDF filed an application for approval with the OTS on May 30, 1997, which application was approved on July 15, 1997, subject to customary conditions relating to filing with the OTS pre- and post-closing certifications. The OTS's approval is not an opinion that the proposed transaction is favorable to the Labe Federal Stockholders from a financial point of view or that the OTS has considered the adequacy of the terms of the transaction. THE OTS'S APPROVAL IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

   AMENDMENT AND TERMINATION OF THE MERGER AGREEMENT

        Any term of the Merger Agreement may be amended or modified in whole or in part at any time, to the extent authorized by applicable law, by a writing signed by the respective parties thereto; provided, that after Labe Federal Stockholders have approved the Merger Agreement, there may be no amendment to the Merger Agreement that materially adversely affects the rights of such stockholders. Any material change made to the Merger Agreement after the date of this Proxy Statement/Prospectus would require a resolicitation of Labe Federal Stockholders to vote upon the proposed transaction.

        The Merger Agreement may be terminated by either of the respective parties thereto by appropriate resolution of its board of directors at any time prior to the effective date of the Merger, whether before or after approval of the Merger Agreement by Labe Federal Stockholders.

   EFFECTIVE DATE

        If the Merger is approved by the holders of the requisite number of shares of the Labe Federal Common Stock and the other conditions to the consummation of the Merger are satisfied or waived, then Labe Federal and Interim Savings Bank will execute articles of combination, which articles shall then be filed with the OTS. The Merger will become effective on the date on which the OTS endorses the articles of combination (the "Effective Time").

   SURRENDER OF STOCK CERTIFICATES AND RECEIPT OF NEW CERTIFICATES

        Promptly after the Effective Time, each Labe Federal Stockholder will be sent a transmittal letter with instructions regarding the procedure for surrendering his or her Labe Federal stock certificates in exchange for certificates representing LDF Common Stock. LABE FEDERAL STOCKHOLDERS SHOULD NOT RETURN ANY CERTIFICATES WITH THE ENCLOSED PROXY. Each Labe Federal Stockholder who tenders his or her shares in accordance with the instructions provided will be sent a new stock certificate for the number of whole shares of LDF Common Stock such stockholder is entitled to receive under the Merger Agreement.

        In the event of lost or destroyed certificates, such affidavits and indemnity agreements as may be reasonably requested by LDF or its agent will be accepted in lieu of such certificates.

        No dividends or other distributions will be paid to a Labe Federal Stockholder with respect to shares of LDF Common Stock received in the Merger until such stockholder's stock certificates representing the Labe Federal Common Stock are delivered to LDF (or documentation in lieu of a lost or destroyed certificate is delivered). All dividends declared between the Effective Time and the date of the surrender of stock certificates representing the Labe Federal Common Stock will be held by LDF for the benefit of the Labe Federal Stockholder and will be paid, without interest thereon, upon the surrender of such stock certificate (or documentation in lieu thereof).

   ACCOUNTING TREATMENT

        The Merger is expected to be accounted for under the "pooling of interests" method of accounting whereby the assets, liabilities and equity of LDF and Labe Federal will be carried at their recorded amounts prior to the Merger. The pooling of interests method of accounting therefore avoids the creation of goodwill.

                   INFORMATION REGARDING LDF COMMON STOCK

        LDF is currently authorized to issue up to 1,000,000 shares of LDF Common Stock, par value $1.00 per share. There is currently one share of LDF Common Stock issued and outstanding, which is held by the Chairman of Labe Federal as the nominee of Labe Federal. Upon consummation of the Merger, LDF will redeem this one share of LDF Common Stock. If the Merger is consummated (assuming no dissenting stockholders), LDF will have 286,806 shares of LDF Common Stock issued and outstanding. The LDF Common Stock is not traded, and is not expected to be traded, on an established public trading market.

        Holders of LDF Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of LDF. In the election of directors, holders of LDF Common Stock will not have cumulative voting rights. Except as otherwise required by law, the holders of such shares will exclusively possess all voting power. The holders of LDF Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors of LDF from funds legally available therefor, and will be entitled to receive pro rata all assets of LDF available for distribution to such holders upon liquidation. Holders of LDF Common Stock will not have preemptive rights to purchase, subscribe for or otherwise acquire, stock of any class of LDF. All of the shares offered hereby will be, when issued, validly issued, fully paid and nonassessable.

            COMPARISON OF THE RIGHTS OF LABE FEDERAL STOCKHOLDERS
                          AND LDF, INC. STOCKHOLDERS

   GENERAL

        As a result of the Merger, stockholders of Labe Federal, a federally-chartered-stock- savings bank, will become stockholders of LDF, a Delaware corporation.

        There are certain differences in the rights of stockholders as a result of the differences between Labe Federal's charter and bylaws and LDF's certificate of incorporation and bylaws and the differences between laws with respect to federally-chartered-savings associations and the DGCL.

        THE FOLLOWING DISCUSSION IS NOT INTENDED TO BE A COMPLETE
   STATEMENT OF THE DIFFERENCES AFFECTING THE RIGHTS OF STOCKHOLDERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CERTIFICATE OF INCORPORATION (WHICH IS ATTACHED HERETO AS APPENDIX C) AND BYLAWS OF LDF AND THE DGCL.

   AUTHORIZED CAPITAL STOCK

        LDF's authorized capital stock consists of 1,000,000 shares of common stock, par value $1.00 per share, and 200,000 shares of preferred stock, par value $1.00 per share, whereas Labe Federal's authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, and 5,000,000 shares of preferred stock, no stated par value per share. The Board of Directors of LDF has determined to issue no preferred stock and 286,806 shares of Common Stock (assuming no dissenting stockholders) in the Merger.

        LDF's certificate of incorporation authorizes additional shares of Common Stock to provide the Board of Directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and director and employee stock options. These additional authorized shares of Common Stock, however, also may be used by the Board of Directors, to the extent consistent with its fiduciary duties to the stockholders of LDF, to deter future attempts to gain control of LDF. With regard to the authorized but unissued preferred stock of LDF, the Board of Directors has sole authority to determine the terms of any one or more series of such preferred stock, including voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors of LDF has the power, to the extent consistent with its fiduciary duties to the stockholders of LDF, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender-offer merger or other transaction by which a third party seeks control, and thereby to assist management to retain its position. LDF's Board of Directors currently has no plans for the issuance of any preferred stock or of any additional shares of Common Stock.

        LDF will be subject to an annual franchise tax in the State of Delaware and in the State of Illinois. As a federally chartered institution, Labe Federal is not subject to franchise taxes, regardless of the amount of its authorized capitalization.

   ISSUANCE OF CAPITAL STOCK

        The certificate of incorporation of LDF does not contain restrictions on the issuance of shares of capital stock to directors, officers or controlling persons of LDF, whereas the charter of Labe Federal restricts such issuance to general public offerings, or if qualifying shares, to directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting of stockholders.

        Thus, stock-related compensation plans, such as stock option plans, could be adopted by LDF without stockholder approval, and shares of LDF capital stock could be issued directly to directors, officers or controlling persons without stockholder approval. Stockholder approval of stock-related compensation plans, however, may be sought in certain instances in order to qualify such plans for favorable federal income tax treatment under current laws and regulations.

        Neither the charter and bylaws of Labe Federal nor the certificate of incorporation and bylaws of LDF provide for preemptive rights to stockholders in connection with the issuance of capital stock.


   VOTING RIGHTS

        Under Labe Federal's charter, stockholders may cumulate their votes for the election of directors. Therefore, the number of votes a stockholder of Labe Federal could cast in an election of directors would be an amount equal to the number of shares that the stockholder owned multiplied by the number of directors to be elected. The minority stockholder could cast all its votes for one director or divide the votes among two or more of the director candidates. With cumulative voting, if a minority stockholder were to cast all its votes for one nominee, that stockholder may succeed in electing one or more nominees to the Board of Labe Federal who would not otherwise have received sufficient votes to be elected. Accordingly, cumulative voting may allow a minority of the Labe Federal's stockholders to obtain representation on the Board of Directors against the wishes of the majority to further objectives that may be contrary to those of the majority of the stockholders.

        LDF's certificate of incorporation and bylaws eliminate cumulative voting in elections of directors. By prohibiting cumulative voting and allowing only the straight voting method, LDF's Board of Directors would be elected by a plurality of the votes and, therefore, the majority of the stockholders would always be able to elect the entire Board. Elimination of cumulative voting will help to ensure continuity and stability of LDF's Board of Directors and the policies adopted by it by making it more difficult for the holders of a relatively small amount of the LDF Common Stock to elect their nominees to the Board of Directors and possibly by delaying, deterring or discouraging proxy contests.

        Labe Federal's charter permits the provision of separate-class-voting rights for holders of a class of Labe Federal preferred stock only under specified circumstances, including (i) mergers, consolidations and sales, leases or conveyances of property of Labe Federal if the class of Labe Federal preferred stock is to be exchanged for securities of another corporation, (ii) amendments of the charter that would adversely change the specific terms of any class or series of Labe Federal preferred stock and (iii) the provision of class voting rights to holders of Labe Federal preferred stock permitting such holders to elect a specified number of directors of the Board of Directors of Labe Federal (which must be less than a majority of directors) in the event of default in the payment of dividends on Labe Federal preferred stock. The certificate of incorporation of LDF does not contain any specification of or limitation on the circumstances under which separate class voting rights may be provided to a particular class or series of LDF preferred stock.

   PAYMENT OF DIVIDENDS

        The ability of Labe Federal to pay dividends on its capital stock is restricted by OTS regulations. See "REGULATION AND SUPERVISION -- Federal Savings Association Regulation -- Limitation on Capital Distributions." Although LDF is not subject to these restrictions as a Delaware corporation, such restrictions will indirectly affect it because dividends from Labe Federal will be a primary source of funds of LDF for the payment of dividends to its stockholders.

        The DGCL generally provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, as defined by Delaware law, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. If the corporation's capital, however, has been diminished to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, dividends may not be declared and paid out of such net profits until the deficiency in such capital has been repaired.

   LIMITATIONS ON LIABILITY

        LDF's certificate of incorporation currently provides that directors of LDF shall not be personally liable to LDF or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or
   (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for simple negligence in the performance of their duties.
   It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to LDF and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

        The provision in LDF's certificate of incorporation that limits the personal liability of directors is designed to ensure that the ability of LDF's directors to exercise their best business judgment in managing LDF's affairs is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of corporations often require such persons to make difficult judgments of great importance that can expose such persons to personal liability, but from which they will acquire no personal benefit. In recent years, stockholder litigation against corporations and their directors challenging good faith business judgments and involving no allegations of personal wrongdoing has become common. Such litigation regularly involves damage claims in huge amounts that bear no relationship to the amount of compensation received by the directors, particularly in the case of directors who are not employees of the corporation. The expense of such litigation, whether it is well-founded or not, can be enormous. The provision of the certificate of incorporation relating to director liability is intended to reduce, in appropriate cases, the risk incident to serving as a director and to enable LDF to elect and retain the persons most qualified to serve as directors.

        Currently, federal law does not permit federally-chartered-savings associations such as Labe Federal to limit the personal liability of directors in the manner authorized by the DGCL and the laws of many other states.

   INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Labe Federal's charter and bylaws do not contain any provision relating to indemnification of directors and officers of Labe Federal. Under present OTS regulations, however, Labe Federal shall indemnify its directors, officers and employees for any costs incurred in connection with any litigation involving any such person's activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determine that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of Labe Federal or its stockholders. Labe Federal also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Labe Federal is required to notify the OTS of its intention, and such payment cannot be made if the OTS objects to it.

        LDF's certificate of incorporation and bylaws provide that LDF shall indemnify and advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of LDF, or is or was a director or officer of LDF serving at the request of LDF as a director or officer of another enterprise against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by the DGCL.

   STOCKHOLDER'S RIGHTS TO EXAMINE BOOKS AND RECORDS

        A federal regulation that is applicable to Labe Federal provides that stockholders may inspect and copy specified books and records of a federally-chartered-savings association after proper written notice for a proper purpose.

        The DGCL similarly provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

   NON-STOCKHOLDER CONSTITUENCIES

         LDF's certificate of incorporation provides that in evaluating certain transactions that could effect a change in control of LDF, it is proper for the Board of Directors to consider the effects of such transactions on the employees, suppliers and customers of LDF and the communities in which the principal offices of LDF are located. Neither Labe Federal's charter nor bylaws provide for a similar provision.

   ANTI-TAKEOVER PROVISIONS IN LDF'S CERTIFICATE OF INCORPORATION AND
   BYLAWS

        LDF's certificate of incorporation and bylaws differ from the charter and bylaws of Labe Federal in certain significant respects. These differences, which are described below, are intended to discourage any attempt to obtain control of LDF in a transaction that is not approved by its Board of Directors by making it more difficult for a person or company to obtain control of LDF in a short time and to impose its will on the remaining stockholders. None of the provisions of the certificate of incorporation or bylaws of LDF will prevent a tender offer for all or part of its stock. It should be noted, however, that an effect of the provisions of the certificate of incorporation of LDF may be to make more difficult or deter a future takeover attempt that is not approved by the Board of Directors but that the holders of a majority of the shares might deem to be desirable. The certificate of incorporation could also make it more difficult to obtain stockholder approval of transactions, such as mergers and other corporate combinations, with persons having a defined relationship to LDF even if they were favored by a majority of the stockholders. Transactions that require stockholder approval, however, but do not involve a person with a defined relationship to LDF may still be approved by the holders of a majority of the shares. Moreover, proposed "Business Combinations" which have been approved by a majority of the members of the Board of Directors of LDF who are unaffiliated with an "Interested Stockholder" and were directors before the Interested Stockholder became an Interested Stockholder or which satisfy certain price and procedural requirements may be approved by a simple majority of the outstanding shares. See "-- Supermajority Vote Required for Certain Transactions."

        As mentioned in the subsections below describing the various anti-takeover provisions, LDF's certificate of incorporation may have effects that could be viewed as disadvantageous to certain stockholders generally. On balance, however, the Board of Directors has concluded that the overall advantages of LDF's certificate of incorporation to LDF and its stockholders outweigh the potential disadvantages. While management has no knowledge of any efforts, pending or proposed, by any outside person or group to obtain control of LDF or Labe Federal, the Board of Directors of LDF believes that the interest of the stockholders of LDF in connection with any future takeover of LDF will be best served if such a transaction occurs only after arms-length negotiations in an atmosphere permitting studied consideration of the offer. The Board of Directors of LDF has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of LDF.

        CLASSIFIED BOARD OF DIRECTORS. Labe Federal's bylaws and the certificate of incorporation of LDF, respectively, require the Board of Directors of Labe Federal and LDF to be divided into three classes as nearly equal in number as possible and that the members of each class shall be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually.

        VACANCIES ON THE BOARD OF DIRECTORS. Under Labe Federal's bylaws, any vacancies in the Board of Directors of Labe Federal may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. Persons elected by the directors of Labe Federal to fill vacancies may only serve until the next annual meeting of stockholders. Under LDF's certificate of incorporation, however, any vacancy occurring in the Board of Directors of LDF, including any vacancy created by reason of an increase in the number of directors, may be filled by the remaining directors, and any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

        REMOVAL OF DIRECTORS. Under Labe Federal's bylaws, any director may be removed for cause by the holders of a majority of the outstanding voting shares, provided that if less than the entire board is to be removed, none of the directors may be removed if the votes cast against the removal would be sufficient to elect a director if then cumulatively voted at an election of the class of directors of which such director is a member. The certificate of incorporation and the bylaws of LDF provide that directors may be removed from office only for cause and only upon the vote of the holders of at least 85% of the outstanding shares of all classes of capital stock of LDF.

        The classification of directors, the removal requirements and the absence of cumulative voting in LDF's certificate of incorporation and bylaws have the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time.

        SPECIAL MEETINGS OF STOCKHOLDERS. Labe Federal's charter and bylaws provide that special meetings of its stockholders may be called by the Chairman, President, a majority of the Board of Directors or the holders of not less than one-fourth of the outstanding capital stock of Labe Federal entitled to vote at the meeting.

        The certificate of incorporation and bylaws of LDF allow only the president or a majority of the Board of Directors to call a special stockholders' meeting. Stockholders do not have the right to call such a meeting. This provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders.

        STOCKHOLDER NOMINATIONS AND PROPOSALS. Labe Federal's bylaws generally provide that stockholders may submit nominations for election as director at an annual meeting of stockholders at least five days before the date of any such meeting and any new business to be taken up at such a meeting at least ten days beforehand.

        LDF's certificate of incorporation requires advance notification to the secretary of LDF regarding nominations of persons for election to the Board of Directors by a stockholder. The notice must be received (with some exception) not later than 14 days prior to any annual meeting of stockholders. The notice by a stockholder must comply with certain information requirements specified in the certificate of incorporation. Advance written notification is also required by LDF's bylaws before a stockholder may bring any item of business before the annual meeting of stockholders. The notice must be received by the secretary of LDF not later than the date corresponding to 60 days before the first anniversary date of the immediately preceding annual meeting of stockholders. The notice by a stockholder must comply with certain information requirements specified in the bylaws. The purpose of such advance notice requirements is to insure the orderly conduct of business at annual meetings of stockholders and to afford the board of directors a meaningful opportunity to consider the qualifications of proposed nominees and to inform themselves, and where appropriate, to inform the stockholders in advance of the meeting of any business proposed to be conducted at the meeting. Such procedures may, however, have the effect of precluding the nomination of a director, or a slate of directors, or the consideration of business at a particular meeting if the proper procedures have not been followed prior to the meeting.

        STOCKHOLDER ACTION WITHOUT A MEETING. The bylaws of Labe Federal provide that any action to be taken or which may be taken at any annual or special meeting of stockholders may be taken if a consent in writing, setting forth the actions so taken, is given by the holders of all outstanding shares entitled to vote.

        LDF's certificate of incorporation and bylaws prohibit action that is required or permitted to be taken at any annual or special meeting of stockholders of LDF from being taken by the written consent of the stockholders without a meeting. This provision may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of stockholders.

        SUPERMAJORITY VOTE REQUIRED FOR CERTAIN TRANSACTIONS. In order to approve a "Business Combination" of LDF with an "Interested Stockholder," LDF's certificate of incorporation requires the approval of holders of 85% of the voting power of the outstanding capital stock of LDF entitled to vote generally in the election of directors. A Business Combination is defined to include virtually every transaction between an Interested Stockholder and LDF or a subsidiary, including a merger, consolidation, sale or exchange of assets or issuance of securities of LDF or its subsidiaries. An Interested Stockholder is defined to include any person, corporation or other entity which is, directly or indirectly, the beneficial owner of shares representing 15% or more of the voting power of LDF.
   Management is not aware of any person who is now an Interested Stockholder, other than Lowell I. Stahl.

        The above voting requirements would not be applicable (so that, if a stockholder's vote is required, the proposed Business Combination could be approved by a simple majority of the outstanding shares), if
   (i) the transaction has been approved by a majority of the members of the Board who are unaffiliated with the Interested Stockholder and were directors before the Interested Stockholder became an Interested Stockholder, or (ii) the transaction satisfies certain price and procedural requirements, such as a transaction in which all holders of LDF Common Stock will receive consideration per share at least equal to (a) the highest consideration per share paid by the Interested Stockholder for any shares of LDF Common Stock within two years prior to the announcement of the Business Combination or in the transaction in which it became an Interested Stockholder, or (b) the per share fair market value of LDF Common Stock on the date of the first announcement of the proposed Business Combination or the date on which the Interested Stockholder became an Interested Stockholder, whichever is higher.

        This higher voting requirement provision might tend to encourage persons seeking control of LDF to negotiate terms of a proposed acquisition with LDF's management. A request by an outsider for approval of a transaction prior to becoming an Interested Stockholder may, however, pose an unavoidable conflict of interest for at least some members of the Board of Directors. For example, they may be confronted with the prospect of losing their positions on the Board of Directors or as officers if the transaction is consummated, yet the terms of the proposed transaction may be favorable to stockholders. Also, if the Board of Directors does not approve a proposed transaction, a determined tender offeror may elect to proceed with the offer, but because resistance by the directors would make a proposed transaction or resulting combination more difficult, time-consuming and, consequently, more expensive, the price offered to stockholder may be lower than would be the case in the absence of such resistance.

        This provision would not in any way restrict another entity that merely desired to exercise or increase its stock ownership in LDF and did not intend to effect a subsequent Business Combination. Moreover, this provision of the certificate of incorporation would not apply to a Business Combination with a person that is not an Interested Stockholder. On the other hand, it may prevent a Business Combination that the stockholders deem to be desirable or which the majority of the directors (other than directors unaffiliated with the Interested Stockholder) deem to be in the best interests of LDF and its stockholders. Another effect of this provision may be to give veto power to the minority stockholders with respect to a Business Combination that is opposed by the Board of Directors but that a majority of stockholders may believe to be desirable and beneficial.

        Neither Labe Federal's charter and bylaws nor federal laws and regulations contain a provision that restricts business combinations between Labe Federal and interested stockholders in the manner described above.

        AMENDMENT OF GOVERNING INSTRUMENTS.  No amendment of Labe
   Federal's charter may be made unless it is first proposed by the Board of Directors of Labe Federal, then preliminarily approved by the OTS, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting.

        No amendment of LDF's certificate of incorporation may be made unless it is first approved by the Board of Directors of LDF and thereafter is approved by the holders of a majority of the shares of LDF entitled to vote generally in an election of directors, voting together as a single class, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof; provided, however, that the classified board, calling special meetings and stockholder consent, bylaw amendment, Interested Stockholder, director and officer indemnification, director exculpation, electing to be governed by Section 203 of the DGCL (i.e. Business Combinations with Interested Stockholders), non-stockholder constituency, and one-share-one-vote provisions of the certificate of incorporation of LDF may be altered, amended or repealed only if the holders of at least 85% of the outstanding shares of voting stock entitled to vote in the election of directors vote in favor of such action.

        The bylaws of Labe Federal may be amended by a majority vote of the full Board of Directors of Labe Federal or by a majority vote of the votes cast by the stockholders of Labe Federal at any legal meeting. Amendments to the bylaws of LDF may be made only upon (i) the affirmative vote of a majority of the members of the Board of Directors, or (ii) the affirmative vote of the holders of at least 85% of the outstanding shares of voting stock entitled to vote in the election of directors.

   DELAWARE TAKEOVER LAW

        As permitted by Delaware law, the certificate of incorporation of LDF provides that LDF will be governed by Section 203 of the Delaware General Corporation Law, which regulates certain business combinations involving Delaware corporations. In general, Section 203 prevents an "Interested Stockholder" (defined generally as an owner of 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (defined as a variety of transactions, including mergers and tender offers) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the Board of Directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder;
   (ii) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for the purposes of determining the number of shares outstanding those shares owned by directors who are also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether plan shares will be tendered in a tender offer or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the Board of Directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

              CERTAIN FEDERAL AND STATE INCOME TAX CONSEQUENCES

        Labe Federal has received a favorable opinion of Crowe, Chizek and Company LLP that the Merger will constitute a tax-free transaction under Section 351 of the Code. The following is a summary of the opinion of Crowe, Chizek and Company LLP, which has been filed as an exhibit to the Registration Statement, and the anticipated material federal and state income tax consequences of the Merger to Labe Federal Stockholders. The following summary is based upon the parties' understanding of the federal and state income tax laws as currently interpreted. It does not constitute a representation by Labe Federal or LDF.

        Because of the complexities of the proposed transaction, it is strongly recommended that Labe Federal Stockholders consult their own tax advisers concerning the specific tax consequences of the Merger as summarized below.

        1. The formation of LDF and the merger of Interim Savings Bank with and into, and under the charter of, Labe Federal will be treated as involving, in substance, the transfer of Labe Federal Common Stock for LDF Common Stock. The transitory existence of Interim Savings Bank and its merger with and into Labe Federal will be disregarded.

        2. No gain or loss will be recognized on the receipt of LDF Common Stock by Labe Federal Stockholders who receive solely LDF Common Stock in exchange for Labe Federal Common Stock.

        3. No gain or loss will be recognized by LDF on the receipt of Labe Federal Common Stock solely in exchange for shares of LDF Common Stock.

        4. The basis of the LDF Common Stock received by a Labe Federal Stockholder will be the same as the adjusted basis of the Labe Federal Common Stock.

        5. The holding period of the LDF Common Stock received by a Labe Federal Stockholder in exchange for the transfer of Labe Federal Common Stock will include the period during which the Labe Federal Common Stock surrendered in exchange therefor was held, provided that the Labe Federal Common Stock was held as a capital asset (generally property held for investment) on the date of the exchange.

        6. Gain or loss, if any, will be recognized by a Labe Federal Stockholder who dissents from the Merger and receives solely cash in exchange for Labe Federal Common Stock.

                             DISSENTERS' RIGHTS

        The Labe Federal Stockholders who do not vote in favor of the Merger and who follow certain other procedures summarized below will have the right to dissent from the Merger and demand and obtain payment in cash of the "fair value" of their shares in the event of the consummation of the Merger.

        The following is a summary of the provisions of  12 C.F.R.
   Section 552.14, which specifies the procedures that must be followed by any dissenting Labe Federal Stockholder who wishes to demand payment for the fair value of his or her shares in the event of the consummation of the Merger. Such provisions of 12 C.F.R. Section
   552.14 are set forth in their entirety in APPENDIX B attached to this Proxy Statement/Prospectus, and this summary is qualified by reference to the exact provisions set forth in APPENDIX B.

        Pursuant to the provisions of 12 C.F.R. Section 552.14, the Merger Agreement provides that any stockholder of Labe Federal who (i) prior to voting on the Merger Agreement files a written statement identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares pursuant to 12 C.F.R. Section 552.14, and (ii) does not vote in favor of the Merger at the meeting of stockholders at which the Merger Agreement is submitted to a vote shall be entitled to receive from Labe Federal (within ten days after the effective date of the Merger)
   (a) a written notice of the date on which the Merger was completed and notification of the sixty day time period during which the dissenting stockholder may file a petition with the OTS if the stockholder and Labe Federal do not agree as to the fair value of his or her shares, and (b) a written offer to pay for dissenting shares at a specified price deemed by Labe Federal to be the fair value thereof. Such notice and offer shall be accompanied by a balance sheet and statement of income of Labe Federal for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements. A failure to vote against the Merger or to give such notice in writing at or prior to the meeting will be deemed a waiver of rights of appraisal.

        If within sixty days of the effective date of the Merger, Labe Federal and any stockholder who has complied with the provisions of 12 C.F.R. Section 552.14(c)(2) agree as to the fair value of the dissenting stockholders' shares, payment therefor shall be made within ninety days after completion of the Merger. If within sixty days of the effective date of the Merger, Labe Federal and any stockholder who has complied with the provisions of 12 C.F.R. Section 552.14(c)(2) do not agree as to the fair value of the dissenting stockholders' shares, then any such stockholder may file a petition with the OTS (with a copy by registered or certified mail to Labe Federal Bank for Savings,
   Attention: Mr. Frank J. Kross, President, 4343 N. Elston Avenue, Chicago, Illinois 60641) demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under 12 C.F.R. Section 552.14(c)(5) who fails to file such petition within sixty days of the effective date of the Merger shall be deemed to have accepted the terms offered under the Merger.

        Within sixty days after the effective date of the Merger, each stockholder demanding appraisal and payment under 12 C.F.R. Section
   552.14 shall submit to Labe Federal, acting in its capacity as its own transfer agent, his or her certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his stock certificates for such notation shall no longer be entitled to appraisal rights under 12 C.F.R. Section 552.14 and shall be deemed to have accepted the terms offered pursuant to the Merger. At any time within sixty days after the effective date of the Merger, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered under the Merger Agreement.

        The Director of the OTS shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the OTS to appraise the shares to determine their fair market value, as of the effective date of the Merger, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Appropriate staff of the OTS shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by Labe Federal of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the completion of the Merger, at a rate deemed equitable by the Director.

        The costs and expenses of any proceeding under 12 C.F.R. Section
   552.14 may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided under 12 C.F.R. Section 552.14.

        Any stockholder who has demanded appraisal rights shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by, stockholders of record at a date which is on or prior to, the effective date of the Merger); provided that, if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered pursuant to the Merger, such stockholder shall thereupon be entitled to vote and receive such distributions.

        Should any stockholder become entitled to the payment of the appraised value of his or her shares pursuant to the exercise of his or her appraisal rights under 12 C.F.R. Section 552.14, such shares shall be and become converted into the right to receive cash from LDF in the amount of the appraised value of such shares.

        THE FAILURE OF A STOCKHOLDER TO FOLLOW THE PROCEDURES SET FORTH IN 12 C.F.R. SECTION 552.14 WILL TERMINATE SUCH STOCKHOLDER'S
   APPRAISAL RIGHTS. AS A CONSEQUENCE, EACH STOCKHOLDER WHO DESIRES TO EXERCISE SUCH RIGHTS SHOULD REVIEW 12 C.F.R. SECTION 552.14 AND FOLLOW ITS PROVISIONS.

                       INFORMATION REGARDING LDF, INC.

   GENERAL

        LDF, Inc. is a recently formed Delaware corporation. A copy of LDF's certificate of incorporation is attached hereto as APPENDIX C. Upon consummation of the Merger, it will be a registered savings and loan holding company under the HOLA, owning all of the issued and outstanding Labe Federal Common Stock. LDF does not currently own any significant assets and has not yet engaged in any business activity. It has been solely engaged in the process of applying for necessary regulatory approvals and other matters of a procedural nature related to consummating the Merger. Upon consummation of the Merger, its principal activity will consist of owning and supervising Labe Federal. There is currently one share of LDF Common Stock issued and outstanding held by the Chairman of Labe Federal as the nominee of Labe Federal. Upon consummation of the Merger, LDF will redeem this one share of LDF Common Stock.

   PROPERTIES

        Upon consummation of the Merger, LDF will have its main office at 4343 N. Elston Avenue, Chicago, Illinois 60641, which is the main office of Labe Federal. LDF believes that these facilities will be adequate to serve its present and future needs. These facilities are owned by Labe Federal in fee and are unencumbered.

   EMPLOYEES

        Lowell I. Stahl, Chairman and President of LDF, James R. Sneider, Executive Vice President and Secretary of LDF, Frank J. Kross, Vice President of LDF, and David J. Arts, Vice President, Treasurer and Chief Financial Officer of LDF, will receive compensation from LDF for services rendered to it. Except for these officers, LDF does not currently have any employees and will not have any employees upon consummation of the Merger. Other employees will be at Labe Federal.

   GOVERNMENTAL MONETARY POLICIES

        The business of LDF may be affected by the fiscal and monetary policies of the Federal Reserve System, which regulates the national money supply in order to mitigate recessionary and inflationary pressures. The techniques used by the Federal Reserve System include setting the reserve requirements of member banks, establishing the discount rate on member bank borrowings and regulating the interest rates payable on certain time and savings deposits of member banks. The Federal Reserve System also conducts open market operations in United States Government securities.

        The policies of the Federal Reserve System have a direct effect on the amount of bank loans and deposits, and the interest rates charged and paid thereon. While the impact of current economic problems, and the policies of the Federal Reserve System and other regulatory authorities designed to deal with these problems, upon the future business and earnings of LDF cannot be accurately predicted, such policies may materially affect the revenues and income of banking organizations like Labe Federal and LDF.

   GOVERNMENT REGULATION

        LDF, as a savings and loan holding company, will be extensively regulated under federal law. From time to time, various types of federal legislation are proposed that could result in additional regulation of, and restrictions on, the business of LDF. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of LDF. See "SUPERVISION AND REGULATION" for a detailed discussion of the federal statutes and regulations applicable to LDF and "RISK FACTORS -- Federal Legislative Proposals Would Eliminate the Federal Savings Association and Unitary Savings and Loan Holding Company Charters" for information concerning recent legislative proposals that may affect Labe Federal and LDF.

   MARKET FOR AND DIVIDENDS ON LDF COMMON STOCK

        The shares of Labe Federal Common Stock are not traded on any national or regional exchange and there is not, and there is not expected to be, an established public trading market for the shares of LDF Common Stock. Labe Federal does not pay cash dividends on Labe Federal Common Stock. Likewise, LDF does not expect to pay cash dividends on the LDF Common Stock. The declaration and payment of future dividends will be determined solely at the discretion of the Board of Directors of LDF and will depend upon earnings, capital requirements, financial condition, dividends from Labe Federal and other factors that the Board of Directors deems relevant.

                               CAPITALIZATION

        The following table sets forth the capitalization of LDF, Labe Federal and Interim Savings Bank as of March 31, 1997, and the pro forma consolidated capitalization of LDF and Labe Federal after giving effect to the consummation of the Merger.

                                                        At March 31, 1997                           Pro Forma
                                         -----------------------------------------------    -------------------------


                                                                               Interim
                                                               Labe            Savings                       Labe
                                             LDF              Federal           Bank(1)         LDF         Federal
                                             ---              -------         --------          ---         -------

     Stockholders' Equity:
     Common Stock, $1.00 par value,          $100            $     --         $     --      $286,806      $     --
          1,000,000 shares authorized,
          286,806 shares issued(2)

     Common Stock, $1.00 par value,           --              306,806               --                     306,806
          10,000,000 authorized,
          306,806 shares  issued

     Common Stock, $1.00 par value,           --                   --           $1,000                        --
          1,000 to be issued upon
          organization(3) that will be
          canceled pursuant
          to the Merger


     Capital surplus                          --            1,833,585               --     8,055,170     1,833,585

     Treasury Stock (20,000                   --             (231,900)              --            --      (231,900)
          shares at cost)

     Undivided profits                        --            6,416,707               --            --     6,416,707

     Unrealized gain on securities
          available-for-sale, net
          of tax                              --               16,778               --            --        16,778
                                             ----          ----------           ------    ----------    ----------

     TOTALS                                  $100          $8,341,976           $1,000    $8,341,976    $8,341,976
                                             ====          ==========           ======    ==========    ==========

   (1) Interim Savings Bank will not be capitalized until immediately prior to, and will commence operations upon, consummation of the Merger.

   (2) One share purchased by incorporator to provide initial capital will be repurchased by LDF immediately after the Merger; 286,806 shares will be issued to existing Labe Federal Stockholders for their shares of Labe Federal Common Stock.

   (3) Initial capital for Interim Savings Bank of $1,000 to be provided by LDF through a purchase of 1,000 shares, which will be canceled pursuant to the Merger.

               INFORMATION REGARDING INTERIM SAVINGS BANK, FSB

        On May 30, 1997, at the direction of the Board of Directors of LDF, LDF filed an application with the OTS for a charter under the laws of the United States for Interim Savings Bank. The OTS declared the charter for Interim Savings Bank effective on June 17, 1997.

        Interim Savings Bank will have total capital of $1,000. See "CAPITALIZATION." To raise the capital, LDF will purchase 1,000 shares of common stock of Interim Savings Bank. The funds used by LDF to purchase such stock will be borrowed from a non-related bank.

        Labe Federal will be the surviving entity in the Merger and upon consummation of the Merger will be known as "Labe Federal Bank for Savings." Upon the consummation of the Merger, LDF will own all of the outstanding shares of common stock of the surviving entity in the Merger.

        After the Merger, the surviving entity in the Merger will be managed by the same officers and directors as were formerly officers and directors of Labe Federal before the Merger, and will engage in the same business activities as did Labe Federal before the Merger.

                     INFORMATION REGARDING LABE FEDERAL

   GENERAL

        Labe Federal was organized as a federally-chartered-savings association in 1982. Labe Federal is a member of the Federal Home Loan Bank System and its deposits are insured under the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. As of March 31, 1997, there were 306,806 shares of Labe Federal Common Stock issued, and 286,806 shares outstanding (net of 20,000 shares held in treasury). As of March 31, 1997, Labe Federal had total assets of $123.7 million, total deposits of $90.4 million, loans receivable of $106.3 million and total stockholders' equity of $8.3 million. Labe Federal had net income of $460,000 for the year ended December 31, 1996. Labe Federal has one wholly-owned subsidiary

   -- Labe Financial Services, Inc. -- that engages in annuity and security sales.

        Labe Federal's business primarily consists of gathering deposits from its local community and investing these funds, along with borrowings from the Federal Home Loan Bank of Chicago, in residential one- to four-family permanent and construction loans, multi-family and commercial real estate mortgage loans, home equity and consumer loans and U.S. government, agency and mortgage-backed securities.

   PROPERTIES

        Labe Federal has its main office at 4343 N. Elston Avenue, Chicago, Illinois. The building is comprised of approximately 13,000 square feet. The main office building is a two-story structure constructed principally of masonry which was opened in 1905. The Bank operates three drive-in lanes at this main office. Labe Federal does not have any branch offices.

        The Bank believes that its facilities are adequate to serve its present needs. These facilities are owned by Labe Federal in fee and are unencumbered.

   EMPLOYEES

        As of March 31, 1997, Labe Federal had 33 full-time employees.

   LENDING ACTIVITIES

        GENERAL. Labe Federal's primary source of revenue is interest income from its lending activities. Depending on the type and size of the loan, a loan origination may require approvals by various officers. During the approval process for loans it originates, Labe Federal assesses both the applicant's ability to repay the loan and the value of any collateral securing the loan. Labe Federal verifies the applicant's ability to repay the loan by using credit reports, financial statements, confirmations and other items. In the case of loans secured by real property, a qualified appraiser inspects and appraises the property.

        Labe Federal has a Loan Committee responsible for approving loans that exceed the individual approval limits of Labe Federal's officers up to its legal lending limit, monitoring concentrations of credit, problem and past due loans, and charge-offs of uncollectible loans, formulating recommendations for the Board of Directors regarding loan policy modifications, loan classifications and charge-offs and establishing interest rate and fee guidelines. The Board of Directors is responsible for policy review and oversight of the loan and investment functions of Labe Federal. The Board of Directors also monitors the adequacy of Labe Federal's allowance for loan losses.

        LOAN PORTFOLIO COMPOSITION. Labe Federal's net loan portfolio totaled $106.3 million at March 31, 1997, representing 86% of Labe Federal's total assets at that date. Labe Federal's loan portfolio consists of residential one- to four-family permanent and construction loans, multi-family and commercial real estate mortgage loans, and home equity and consumer loans.

        Although the risk of non-payment for any reason exists with respect to all loans, certain other more specific risks are associated with each type of loan. Construction lending, for instance, is generally considered to involve a higher degree of credit risk than residential mortgage lending because the risk of loss is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the estimate of construction cost proves to be inaccurate, Labe Federal may be required to advance funds beyond the amount originally committed to permit completion of the dwelling. If the estimate of value proves to be inaccurate, Labe Federal may be confronted with, at or before the maturity of the loan, loan security with a value which is insufficient to assure full repayment. In addition, construction lending entails the risk that the project may not be completed due to cost overruns or changes in market conditions.

        Multi-family and commercial real estate loans generally entail significant additional risks as compared to one- to four-family residential mortgage lending and carry larger loan balances. The increased credit risk is a result of several factors, including the concentration of principal in a smaller number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty in evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related property. If the cash flow of the property is reduced, the borrower's ability to repay the loan may be impaired. Loans secured by commercial real estate also may involve a greater degree of environmental risk.

        Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles.

        Labe Federal's strategy with respect to addressing and managing these types of risks, whether loan demand is weak or strong, is for Labe Federal to follow its conservative loan policies and underwriting practices, which include: (i) granting loans on a sound and collectible basis, (ii) investing funds profitably for the benefit of the stockholders and the protection of depositors, (iii) serving the legitimate needs of the community and Labe Federal's general market area while obtaining a balance between maximum yield and minimum risk,

   (iv) ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan, (v) administering loan policies through a directors' loan committee, (vi) developing and maintaining adequate diversification of the loan portfolio as a whole and of the loans within each loan category, (vii) ensuring that each loan is properly documented and, if appropriate, secured or guaranteed by government agencies, and that insurance coverage is adequate, and
   (viii) developing and applying adequate collection procedures.

        ONE- TO FOUR-FAMILY RESIDENTIAL LENDING. The primary lending activity of Labe Federal has been the extension of first mortgage residential loans to enable borrowers to purchase existing one- to
   four-family homes located in the Chicago metropolitan area.   At March
   31, 1997, approximately $59.5 million, or 56%, of Labe Federal's gross loan portfolio consisted of loans secured by one- to four-family homes. Because of the highly competitive mortgage market in which Labe Federal originates loans, it offers a variety of mortgage products with a variety of interest rates, maturities, fees or other origination terms, which include fixed-rate loans and adjustable-rate loans ("ARMs").

        The retention of ARMs, as opposed to fixed-rate mortgage loans, in Labe Federal's loan portfolio helps it manage its exposure to interest rate risk. In an environment of rapidly increasing interest rates, however, as was experienced in the late 1970's, it is possible for the interest rate increase to exceed the maximum aggregate adjustment on ARMs and negatively affect the spread between Labe Federal's interest income and its cost of funds. In addition, because the interest earned on ARMs varies with prevailing interest rates, such loans do not offer Labe Federal as predictable a cash flow as do longer-term, fixed-rate loans.

        CONSTRUCTION LENDING. Labe Federal originates residential construction loans for the construction of owner-occupied, single-family dwellings. Construction loans have a set term for construction of the dwelling and then are converted to long-term mortgage loans upon completion of the dwelling. Construction loans are generally made with terms of 12 months or less and with adjustable interest rates that are tied to a market index. The aggregate outstanding balance of such loans at March 31, 1997 was $5.6 million.

        MULTI-FAMILY RESIDENTIAL LENDING. At March 31, 1997, approximately $25.0 million, or 24%, of Labe Federal's gross loan portfolio consisted of loans secured by multi-family residential real estate. At March 31, 1997, Labe Federal had a total of 67 multi-family loans, substantially all of which were secured by properties located within Labe Federal's market area. Labe Federal's multi-family loans had an average principal balance of $373,000 at March 31, 1997, and the largest multi-family loan held in Labe Federal's portfolio had a principal balance of $1.2 million. Multi-family loans are generally offered with adjustable rates tied to a market index for terms of one to three years with adjustment periods from one to three years, but may be made at fixed rates for terms of 10 years.

        COMMERCIAL REAL ESTATE LENDING. At March 31, 1997, Labe Federal's commercial real estate loan portfolio amounted to $9.5 million, or 9%, of the Bank's gross loan portfolio as of that date, consisting primarily of loans secured by commercial real estate. At March 31, 1997, substantially all of Labe Federal's commercial real estate loans were secured by properties located within Labe Federal's market area, and in management's opinion consisted primarily of seasoned loans. Commercial real estate loans are generally offered as balloon loans for terms of five to seven years.

        CONSUMER LENDING. Labe Federal originates a variety of consumer loans, generally consisting of direct installment loans for the purchase of automobiles, loans to purchase consumer goods, loans secured by savings accounts at Labe Federal, unsecured personal loans and home equity loans. At March 31, 1997, Labe Federal's portfolio of consumer loans totaled approximately $7.0 million, or 7%, of Labe Federal's gross loan portfolio.

        INTEREST RATES AND FEES. Interest rates and fees charged on Labe Federal's loans are affected primarily by the market demand for loans and the supply of money available for lending purposes. These factors are affected by, among other things, general economic conditions and the policies of the federal government, including the Federal Reserve Board, legislative tax policies and governmental budgetary matters.

        DELINQUENCIES. Labe Federal's collection procedures with respect to delinquent loans include written notice of delinquency and contact by letter or telephone by Labe Federal personnel. Most loan delinquencies are cured within 90 days and no legal action is taken. With respect to residential mortgage loans and consumer loans, if the delinquency exceeds 90 days, Labe Federal institutes measures to enforce its remedies resulting from the default, including mailing a 30 day notice of the commencement of a foreclosure action or the repossession of collateral. Labe Federal handles delinquencies involving Labe Federal's multi-family and commercial real estate on a case-by-case basis. When a borrower fails to make a required payment on a loan and does not cure the delinquency within 30 days, the loan is classified as delinquent. In this event, the normal procedure followed by Labe Federal is to make contact with the borrower at prescribed intervals in an effort to bring the loan to a current status. In most cases, delinquencies are cured promptly, but, if not, Labe Federal normally records a notice of default, subject to any required prior notice to the borrower, and commences foreclosure proceedings when loan payments are 90 days past due.

        ALLOWANCE FOR LOAN LOSSES.  Labe Federal maintains an allowance
   for possible loan losses.   The allowance is increased by charges to
   income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on Labe Federal's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and
   current economic conditions.   At March 31, 1997, the balance in the
   allowance was $200,000, or .2% of gross loans outstanding.

   INVESTMENT AND MORTGAGE-BACKED SECURITIES

        Investment decisions are made by authorized officers of Labe Federal under policies established by the Board of Directors and recommended by the Investment Committee. Such investments are managed in an effort to produce the highest yield consistent with maintaining safety of principal, compliance with regulations governing the banking industry and interest-rate risk management. At March 31, 1997, Labe Federal had U.S. government and agency securities and mortgage-backed securities of $7 million and $5 million, respectively, or 6% and 4%, respectively, of total assets.

   DEPOSITS

        Deposits are Labe Federal's principal source of funds for supporting its lending activities. Deposits totaled $90 million at March 31, 1997.

        Labe Federal attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates. Labe Federal offers savings accounts, checking accounts, various money market accounts and fixed interest rate certificates with varying maturities. Labe Federal's savings deposits traditionally have been obtained primarily from Chicago, Illinois.

   LEGAL PROCEEDINGS

        Labe Federal is from time to time a party to legal proceedings in the ordinary course of business that are incident to the business of banking. Labe Federal is not engaged in any other legal proceedings of a material nature at the present time.

   COMPETITION

        Labe Federal has active competition in all areas in which it presently engages. Labe Federal competes for commercial and individual deposits and loans with other Chicago banks, savings associations, credit unions and other financial service companies . The principal methods of competition in the banking and financial services industry are quality of services to the customer, ease of access to services and pricing of services, including interest rates paid on deposits and interest rates charged on borrowings.

   GOVERNMENT REGULATION

        Labe Federal, as a federally-chartered-savings association, is principally regulated under the HOLA. From time to time, various types of federal and state legislation are proposed that could result in additional regulation of, and restrictions on, the business of Labe Federal. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of Labe Federal. See "SUPERVISION AND REGULATION" for a detailed discussion of the federal statutes and regulations applicable to Labe Federal and "RISK FACTORS -- Federal Legislative Proposals Would Eliminate the Federal Savings Association and Unitary Savings and Loan Holding Company Charters" for information concerning recent legislative proposals that may affect Labe Federal and LDF.

   MARKET FOR AND DIVIDENDS ON LABE FEDERAL COMMON STOCK

        The shares of Labe Federal Common Stock are not traded on any national or regional securities exchange and there is no established public trading market for the shares of Labe Federal Common Stock. Transactions in Labe Federal Common Stock have been infrequent. As of March 31, 1997, Labe Federal had approximately 141 stockholders of record.

        Labe Federal has not historically paid cash dividends.


                           MANAGEMENT OF LDF, INC.

   DIRECTORS AND OFFICERS OF LDF, INC.

        The following table sets forth certain information concerning the directors and executive officers of LDF as of the date of this Proxy Statement/Prospectus.

             Name               Age                 Position
             ----               ---                 --------

    Lowell I. Stahl             63       Chairman of the Board, Director
                                                  and President


    John D. Foster              82                  Director
    William E. Cahill, Jr.      60                  Director

    Roland G. Ley               64                  Director
    James R. Sneider            60          Executive Vice President,
                                         Secretary and Director

    Dilia Camacho-Saeedi        42                  Director

             Name               Age                 Position
             ----               ---                 --------

    Frank J. Kross              60         Vice President and Director

    David J. Arts               50          Vice President, Treasurer
                                          and Chief Financial Officer

        Lowell I. Stahl has served as director of LDF since May 1997 and as LDF's Chairman of the Board since June 1997. He was President and Chief Executive Officer of Century 21 North Central, Inc., Des Plaines, Illinois until 1995, when the corporation was sold, and for more than five years prior thereto. Mr. Stahl also serves as a director and Chairman of the Board of Labe Federal.

        John D. Foster has served as director of LDF since May 1997. Since 1992, Mr. Foster has been a management consultant with his own firm, John Foster & Associates, Inc., Chicago, Illinois. Prior to 1992, Mr. Foster was a Vice President with Montgomery Ward, Chicago, Illinois. Mr. Foster also serves as a director of Labe Federal.

        William E. Cahill, Jr. has served as a director of LDF since May 1997. He has been a real estate broker for, and owner of, Century 21 Cahill Brothers Realtors, Northbrook, Illinois, for more than the past five years. Mr. Cahill also serves as a director of Labe Federal.

        Roland G. Ley has served as a director of LDF since May 1997. Since 1992, Mr. Ley has been a consultant with his own firm, Ley & Associates, Palatine, Illinois. Prior to 1992, Mr. Ley was a partner with the accounting firm of Ernst & Young, Chicago, Illinois. Mr. Ley also serves as a director of Labe Federal.

        James R. Sneider has served as a director of LDF since May 1997 and as its Executive Vice President and Secretary since June 1997. He has been an attorney with his own law firm, Law Offices of James R. Sneider, which recently became the law firm of Sneider & Joyce, Northfield, Illinois, for more than the past five years. Mr. Sneider also serves as a director of Labe Federal.

        Dilia Camacho-Saeedi has served as a director of LDF since May 1997. Ms. Camacho-Saeedi has been Vice President for Property
   Management, Hispanic Housing Development Corp., Chicago, Illinois, for more than the past five years. Ms. Camacho-Saeedi also serves as a director of Labe Federal.

        Frank J. Kross has served as a director of LDF since May 1997 and as its Vice President since June 1997. Mr. Kross has served as President of Labe Federal since 1992, and prior to joining Labe Federal he was Vice President, Irving Federal Bank. Mr. Kross also serves as a director of Labe Federal.

        David J. Arts has served as Vice President, Treasurer and Chief Financial Officer of LDF since June 1997. Since 1997, he has been an Executive Vice President of Labe Federal. From 1995 and until joining Labe Federal in 1996, Mr. Arts was Vice President Business Services for Century 21, Parsippany, New Jersey. From 1978 through 1995, Mr. Arts was Executive Vice President of Century 21 North Central, Inc., Des Plaines, Illinois.

   COMMITTEES OF LDF

        LDF has established three standing committees: audit, compensation and nominating. The Board of Directors intends for each committee to meet only a few times each year.

        Directors Dilia Camacho-Saeedi, Ley and Cahill are members of the audit committee. The audit committee is principally responsible for recommending which firm to engage as LDF's external auditor and for reviewing LDF's annual consolidated financial statements and related matters.

        Directors Sneider, Foster, Stahl and Ley are members of the compensation committee. The compensation committee is principally responsible for administering LDF's benefit plans and addressing other compensation issues at the holding company level.

        Directors Sneider, Foster, Stahl and Ley are members of the nominating committee. The nominating committee is principally responsible for recommending to the Board of Directors the slate of nominees to be elected by stockholders of LDF and directors to serve on various committees of the Board of Directors.

   COMPENSATION OF DIRECTORS AND OFFICERS OF LDF, INC.

        The executive officers of LDF will receive compensation for the services they provide to it. For additional information see "INFORMATION REGARDING LDF, INC. -- Employees." The directors of LDF will not receive compensation for their services to LDF, except that Directors who are members of the audit, compensation and nominating committees will receive fees from LDF for services in this capacity. Committee members will receive $250 for each committee meeting attended depending on the committee, while committee chairman will receive $350 per committee meeting attended. The information presented below reflects compensation paid by Labe Federal.

        The table below sets forth the total amount of cash compensation awarded to, earned by or paid to the chief executive officer of Labe Federal during the fiscal year ended December 31, 1996. No officers of Labe Federal received compensation in excess of $100,000 during the fiscal year ended December 31, 1996 other than the named executive officer presented in the table below.

                                                               Annual Compensation
                                                  -------------------------------------------

                                                                                  Other Annual        All Other
       Name and Principal Position      Year          Salary          Bonus       Compensation      Compensation
       ---------------------------      ----          ------          -----       ------------      ------------
       Frank J. Kross                   1996          $85,680        $25,700       $6,600(a)          $3,000(b)
       President and Chief
       Executive
       Officer

     (a)  Directors' fees.
     (b) Represents the matching contribution by Labe Federal under the Deferred Compensation Plan. See "Deferred Compensation Plan."

                                      Long-Term Incentive Plans - Awards in Last Fiscal Year
                                      ------------------------------------------------------
                                             Number of Shares, Units or Other
                                                          Rights                         Performance or Other Period
                     Name                                   (#)                           Until Maturation or Payout
        -------------------------------     -----------------------------------   ----------------------------------------
       Frank J. Kross                                   10,000 (a)                20% of the units are earned per year for
       President and Chief                                                        five years.
       Executive Officer

       (a) Units awarded on October 1, 1996 under Labe Federal's Stock Equivalent Plan. See "Stock Equivalent Plan" for information regarding the material terms of the award.

        DIRECTORS' FEES. Each of Labe Federal's directors is paid a fee of $750 per month for Board meetings and $250 for each committee meeting attended depending upon the committee. The Chairman of the Board receives a fee of $950 per month and committee chairmen receive
   $350 per committee meeting attended.    In 1996, there were twelve
   regular and one special meetings of the Board of Directors of Labe
   Federal.

        HEALTH, DENTAL AND LIFE INSURANCE. Employees' health insurance, including major medical and dental coverage, and life and disability insurance is provided by Labe Federal at no cost to its employees under group plans available generally, and on the same basis, to all employees who work 30 hours a week or more.

        401 (K) PLAN. Effective December 1992, the Board of Directors adopted a 401(k) Plan, which is tax-qualified under the Code. After having attained age 21 and having worked six months with Labe Federal, an employee is eligible to participate in the 401(k) Plan starting on January 1 or July 1 thereafter.

        Employees may elect to contribute up to 10% of their compensation to be invested under the Plan. In addition, Labe Federal provides matching contributions as follows: 100% matching of the first 1% of compensation contributed by the employee and 50% matching additional employee contributions up to 6% of compensation. The 401(k) Plan permits employees to invest their accounts in various investment funds.

        Employer matching contributions are not taxable to participating employees until funds are withdrawn or distributed to them. The earnings attributable to a participant's account accumulate tax free until they are distributed to the participant or his or her beneficiary.

        Employees are immediately vested in all amounts contributed by them, but are vested in amounts contributed by Labe Federal through contributions at the following rate: 30% vesting after one year of service, 55% vesting after two years of service, 70% vesting after three years of service, 85% vesting after four years of service and 100% vesting after five years of service.

        STOCK EQUIVALENT PLAN. Effective October 1, 1996, Labe Federal established a Stock Equivalent Plan. The plan is administered by the compensation committee of the Board of Directors of Labe Federal. The committee may designate any employee of Labe Federal to participate in the plan, but the only current participants are Frank J. Kross, President of Labe Federal, and David J. Arts, Executive Vice President and Chief Financial Officer of Labe Federal. The committee also has the authority to award units under the plan. The maximum number of units available for award under the plan is established by the committee and approved by the Board of Directors. Currently, there are 15,000 units available for award under the plan. The value of each unit is determined as the difference between the value of one share of Labe Federal common stock on the date a unit is awarded and the value of one share of Labe Federal common stock on such date as the employee terminates employment or the plan is terminated by the Board of Directors. Units are valued using the book value per share of Labe Federal common stock. Messrs. Kross and Arts vest in their units at the rate of one-fifth of the unit every twelve months beginning on the date of award. Messrs. Kross and Arts have been awarded, as of October 1, 1996, 10,000 and 5,000 units, respectively. If Labe Federal declares cash dividends, the per share amount of such dividends shall be credited to the account of Messrs. Kross and Arts for each unit they have been awarded.

        Upon termination of a participant's employment due to death, retirement, resignation, discharge for cause or otherwise, change in control of Labe Federal or termination of the plan by the Board of Directors, the participant (or in the event of his death his beneficiaries) shall be entitled to the value of his vested units payable in cash in equal quarterly installments over a period of ten years, the first payment to be made within four months from the participant's termination date. The committee has discretion to accelerate the payment of benefits under the plan. The plan provides for an adjustment to the number of units awarded under the plan for stock dividends, any split-up or combination of the shares, and any reorganization or business combination involving Labe Federal, among other circumstances.

        DEFERRED COMPENSATION PLAN. Effective January 1, 1994, the Board of Directors adopted a nontax-qualified deferred compensation plan (the "Deferred Compensation Plan") for executive officers, pursuant to which Labe Federal's executive officers may defer up to 10% of their salary. Under the plan, Labe Federal will make a matching contribution up to 100% of the first 1% of the participant's deferrals and 50% on the next 5% of the participant's deferrals for each plan year. Distributions under the plan are made 30 days after the earliest of the following to occur: retirement, termination of employment, disability or death. Distributions may be taken at the discretion of the participant in a lump sum or in five or ten approximately equal annual installments. The Board of Directors of Labe may permit a participant to withdraw his account balance earlier than otherwise provided under the plan if the participant shows financial hardship. Employees included in the Deferred Compensation Plan are not eligible to participate in the 401(k) Plan.

        LOANS TO OFFICERS, DIRECTORS AND EMPLOYEES. Labe Federal makes loans to their respective employees, officers and directors in the ordinary course of business. Such loans are currently made on substantially the same terms, including interest rates and collateral, as those prevailing at the time the transaction is originated for comparable transactions with nonaffiliated persons and do not, in the opinion of management of Labe Federal, involve more than the normal risk of collectibility or present any other unfavorable features.


                         SUPERVISION AND REGULATION

        Labe Federal is chartered under federal law by the OTS. It is a member of the FHLB System, and its deposit accounts are insured up to legal limits by the FDIC under the SAIF. The OTS is charged with overseeing and regulating Labe Federal's activities and monitoring its financial condition. This regulatory framework sets parameters for

   Labe Federal's activities and operations and grants the OTS extensive discretion with regard to its supervisory and enforcement powers and examination policies. Labe Federal files periodic reports with the OTS concerning its activities and financial condition, must obtain OTS approval prior to entering into certain transactions or initiating new activities, and is subject to periodic examination by the OTS to evaluate Labe Federal's compliance with various regulatory requirements.

        LDF, upon completion of the Merger, will become a savings and loan holding company and, like Labe Federal, will be subject to
   regulation by the OTS.   As part of this regulation, LDF will be
   required to file certain reports with, and is subject to periodic examination by, the OTS.

   MODERNIZATION OF THE FINANCIAL SERVICES INDUSTRY

        On May 21, 1997, the Clinton Administration announced a plan to modernize the financial services industry. The proposal, among other things, addresses the ongoing debate concerning mixing banking and commerce, elimination of the savings association charter and the merger of the SAIF and Bank Insurance Fund (the "BIF"). Under the proposal, companies that own banks (bank holding companies) and meet certain qualifications would -- subject to certain safeguards -- be permitted to engage in any financial activity, including the full range of securities activities, insurance activities, investment advisory activities and mutual fund sponsorship and merchant banking. Likewise, financial companies could own banks.

         Regarding financial activities of insured depository institutions and their subsidiaries, the proposal provides that national banks (and state banks to the extent permitted by state law) would be authorized, subject to certain safeguards, to conduct any financial activity through subsidiaries (except that national bank subsidiaries would not be authorized to engage in real estate development). National banks would be permitted to engage in the full scope of activities that have previously been permissible for national banks or federally chartered savings associations (except engaging in real estate development). Moreover, national banks (and state banks to the extent permitted by state law) would be permitted to act as general agents for the sale of insurance, but would be prohibited from engaging directly in insurance underwriting other than what is currently permissible (for instance, credit-related insurance). Additionally, national banks (and state banks to the extent permitted by state law) would be permitted to underwrite and deal in municipal revenue bonds in addition to other securities activities currently permissible in the bank.

        The Clinton Administration's proposal also addressed affiliations between banking organizations and non-financial companies. The proposal recommended two alternative approaches -- the "basket" approach and the "financial-only" approach. Under the basket approach, bank holding companies that derive some significant percentage (as specified by the U.S. Congress) of their gross revenues in the U.S. from financial activities could derive the remainder of their revenues from non-financial activities. In addition to the basket limitation, the proposal suggested prohibiting any affiliation between a bank holding company and a non-financial firm having assets in excess of a specified amount (calculated to approximate the 1,000 largest non-financial companies). Moreover, banks would be prohibited from extending any credit to, or for the benefit of, any non-financial affiliate.

        Under the basket approach, the federal savings association charter would be eliminated after two years (thereby requiring all federal thrifts to convert to bank charters), and existing unitary thrift holding companies (which presently have no activity restrictions) would be given a grandfather exemption from the "basket test (terminable upon a change of control). All remaining state-chartered thrifts would be treated as banks for federal bank regulatory purposes. The OTS and the Office of the Comptroller of the Currency (the "OCC") would be merged at the end of the two-year-conversion period and the SAIF and BIF would be merged. The Federal Reserve Board, however, would continue to approve the formation of, and to supervise and regulate all bank holding companies.

        Under the financial-only approach, bank holding companies would not be permitted to engage in any non-financial activities. But the existing federal savings association charter would be preserved, and thrift holding companies would retain their current authority to engage in any lawful activity. Furthermore, the OTS and OCC would be kept intact, but the SAIF and BIF would be merged.

        The Administration's proposal also sets forth capital protections and other safeguards associated with the new activities contemplated for banks. In order for a bank holding company or a subsidiary of a bank to engage as a principal in activities not permissible for a national bank to engage in directly, the bank would have to remain "well capitalized" -- that is, to be in the highest regulatory capital category, with regulatory capital exceeding normal requirements -- and it would have to deduct from its regulatory capital the entire amount of its equity investment in a subsidiary engaged in such activities. The bank also would have to be well-managed.

        The U.S. Congress is scheduled to consider the Administration's proposal, as well as proposals offered by others, during the summer of 1997. There can be no assurance that legislation will be enacted that modernizes the financial services industry, or if enacted, what form such legislation might take.

   FEDERAL SAVINGS ASSOCIATION REGULATION

        BUSINESS ACTIVITIES. The activities of savings associations are governed by the HOLA, and, in certain respects, the Federal Deposit Insurance Act (the "FDI Act"). The HOLA and the FDI Act were amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA was enacted for the purpose of resolving problem savings associations, establishing a new thrift insurance fund, reorganizing the regulatory structure applicable to savings associations, and imposing bank-like standards on savings associations. FDICIA, among other things, requires that federal banking regulators intervene promptly when a depository institution experiences financial difficulties, mandates the establishment of a risk-based deposit insurance assessment system and requires imposition of numerous additional safety and soundness operational standards and restrictions. FIRREA and FDICIA both contain provisions affecting numerous aspects of the operations and regulations of federally-insured savings associations and empowers the OTS and the FDIC, among other agencies, to promulgate regulations implementing its provisions.

        ENFORCEMENT. Under the FDI Act, the OTS has primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all "institution-related parties," including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured association. Civil penalties cover a wide range of violations and actions. Criminal penalties for most financial association crimes include fines and imprisonment. In addition, regulators have substantial discretion to impose enforcement action on an association that fails to comply with its regulatory requirements, particularly with respect to amounts of capital. Possible enforcement action ranges from requiring the preparation of a capital plan or imposition of a capital directive to receivership, conservatorship or the termination of deposit insurance. Under the FDI Act, the FDIC has the authority to recommend to the Director of OTS enforcement action be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take enforcement action under certain circumstances.

        BRANCHING. A federally-chartered savings association, like Labe Federal, can establish branches in any state or states in the United States and its territories, subject to a few exceptions. The exercise by the OTS of its authority to permit interstate branching by federal savings associations is preemptive of any state law purporting to address the subject of branching by a federal savings association.

        THE QUALIFIED THRIFT LENDER TEST. In September 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 became law (the "Economic Growth Act of 1996"). In the past, savings associations were required to satisfy a qualified thrift lender test ("QTL" test) by maintaining 65 percent of their portfolio assets (defined as all assets minus intangible assets, property used by the association in conducting its business and liquid assets equal to 20% of total assets) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) on a monthly basis in nine out of every twelve months.

        The Economic Growth Act of 1996 liberalized the QTL test for savings associations by permitting them to satisfy a similar-but-different 60 percent asset test under the Code. Alternatively, savings associations may meet the QTL test by satisfying a more liberal 65 percent asset test that allows an institution to include small business, credit card and education loans as qualified investments for purposes of the test. Furthermore, consumer loans now count as qualified thrift investments up to 20 percent of portfolio assets. On November 27, 1996, OTS issued an interim final rule that implements provisions of the Economic Growth Act of 1996, including the amended QTL test.

        ASSESSMENTS. Savings associations are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment paid on a semi-annual basis is computed based upon the savings association's total assets, including consolidated subsidiaries, as reported in the association's latest quarterly thrift financial report.

        FEDERAL HOME LOAN BANK SYSTEM. Labe Federal is a member of the FHLB System, which consists of 12 regional FHLB's. The FHLB provides a central credit facility primarily for member associations. Labe Federal, as a member of the FHLB-Chicago, is required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1 percent of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the FHLB-Chicago, whichever is greater. Labe Federal is in compliance with this requirement, with an investment in FHLB-Chicago stock at March 31, 1997, of $1.1 million. FHLB advances must be secured by specified types of collateral and may be obtained only for the purpose of purchasing or funding new residential housing finance assets.

        OTS CAPITAL REQUIREMENTS. The OTS capital regulations require savings associations to meet three capital standards: a 1.5 percent tangible capital standard, a 3 percent leverage ratio (or core capital ratio) and an 8 percent risk-based capital standard.

        Tangible capital is defined as common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related earnings, certain nonwithdrawable accounts and pledged deposits of mutual savings associations, and minority interests in equity accounts of fully consolidated subsidiaries, less intangible assets (other than certain mortgage servicing rights) and certain equity and debt investments in nonqualifying subsidiaries (as hereinafter defined).

        Core capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries, certain nonwithdrawable accounts and pledged deposits of mutual savings associations, certain amounts of goodwill resulting from prior regulatory accounting practices, less intangible assets (other than certain mortgage servicing rights) and certain equity and debt investments in nonqualifying subsidiaries.

        The OTS capital regulation requires that in meeting the leverage ratio, tangible and risk-based capital standards, savings associations must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank (a "nonqualifying subsidiary"). At December 31, 1996, Labe Federal did not own a nonqualifying subsidiary.

        In April 1991, the OTS issued a proposal to amend its regulatory capital regulation to establish a 3 percent leverage ratio (defined as the ratio of core capital to adjusted total assets) for associations in the strongest financial and managerial condition, with a 1 CAMEL Rating (the highest rating of the OTS for savings associations). For all other associations, the minimum core capital leverage ratio would be 3 percent plus at least an additional 100 to 200 basis points. In determining the amount of additional capital under the proposal, the OTS would assess both the quality of risk management systems and the level of overall risk in each individual association through the supervisory process on a case-by-case basis. Associations that failed the new leverage ratio would be required to file with the OTS a capital plan that details the steps they would take to reach compliance. If enacted in final form as proposed, management does not believe that the proposed regulation would have a material effect on Labe Federal.

        Although the OTS has not adopted this regulation in final form, generally a savings association that has a leverage capital ratio of less than 4 percent will be deemed to be "undercapitalized" under the OTS prompt corrective action regulations and consequently can be subject to various limitations on activities.

        The OTS' risk-based capital standard requires that savings associations maintain a ratio of total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of 8 percent. In calculating total capital, a savings association must deduct reciprocal holdings of depository institution capital instruments, all equity investments and that portion of land loans and nonresidential construction loans in excess of 80 percent loan-to-value ratio and its interest rate risk component (as discussed below), in addition to the assets that must be deducted in calculating core capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0 percent to 100 percent, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset.

        The components of core capital are equivalent to those discussed above under the 3 percent leverage standard. The components of supplementary capital include cumulative preferred stock, long-term perpetual preferred stock, mutual capital certificates, certain nonwithdrawable accounts and pledged deposits, certain net worth certificates, income capital certificates, certain perpetual subordinated debt, mandatory convertible subordinated debt, certain intermediate-term preferred stock, certain mandatorily redeemable preferred stock and allowance for loan and lease losses (up to 1.25 percent of risk-weighted assets). Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25 percent. Overall, the amount of capital counted toward supplementary capital cannot exceed 100 percent of core capital. At March 31, 1997, Labe Federal met each of its capital requirements.

        FDICIA required that the OTS (and other federal banking agencies) revise risk-based capital standards, with appropriate transition rules, to ensure that they take account of interest rate risk, concentration of risk and the risks of nontraditional activities.

        The OTS' interest rate risk component became effective on January 1, 1994. Under the rule, savings associations with "above normal" interest rate risk exposure would be subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. A savings association's interest rate risk is measured by the decline in the net portfolio value of its assets (i.e., the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts) that would result from a hypothetical 200-basis point increase or decrease in market interest rates (except when the three-month Treasury bond equivalent yield falls below 4%, then the decrease would be equal to one-half of that Treasury rate) divided by the estimated economic value of the association's assets, as calculated in accordance with guidelines set forth by the OTS. A savings association whose measured interest rate risk exposure exceeds 2% must deduct an interest rate component in calculating its total capital under the risk-based capital rule. The interest rate risk component is an amount equal to one-half of the difference between the association's measured interest rate risk and 2%, multiplied by the estimated economic value of the association's assets. That dollar amount is deducted from an association's total capital in calculating compliance with its risk-based capital requirement. Savings associations with assets of less than $300 million and risk-based capital ratios in excess of 12% are not subject to the interest rate risk component. The rule also provides that the Director of the OTS may waive or defer an association's interest rate risk component. The OTS has postponed the date that the risk component will first be deducted from an institution's total capital to allow, among other things, the OTS to evaluate the interest rate risk proposals issued by the other banking agencies.

        INSURANCE OF DEPOSIT ACCOUNTS. The SAIF and the BIF were required by law to achieve and maintain a ratio of insurance reserves to total insured deposits equal to 1.25 percent. The BIF reached this required reserve ratio during 1995, while some predictions indicated the SAIF would not reach this target until the year 2002. The SAIF had not grown as quickly as the BIF for many reasons, but in large part because almost half of SAIF premiums had to be used to retire bonds issued by the Financing Corporation ("FICO Bonds") in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation.

        Until 1995, the SAIF and BIF deposit insurance premium rate schedules had been identical. But in-mid 1995, the FDIC issued final rules modifying its assessment rate schedules for SAIF and BIF member institutions. Under the revised schedule, SAIF members continued to pay assessments ranging from $0.23 to $0.31 per $100 of deposits, while BIF members paid assessments ranging from zero to $0.27 per $100 of deposits. But the majority of BIF members paid only the $2,000 minimum annual premium. Thrift industry representatives argued that this significant premium differential caused savings associations to operate at a competitive disadvantage to their BIF-insured bank counterparts.

        On September 30, 1996, President Clinton signed the Deposit Insurance Funds Act of 1996 ("DIFA") that was part of the omnibus spending bill enacted by Congress at the end of its 1996 session.
   DIFA mandated that the FDIC impose a special assessment on the SAIF-assessable deposits of each insured depository institution at a rate applicable to all such institutions that the FDIC determined would cause the SAIF to achieve its designated reserve ratio of 1.25 percent as of October 1, 1996. The assessment was based on the amount of SAIF-insured deposits owned by each institution as of March 31, 1995, the record date established in the original drafts of the legislation. DIFA allowed the FDIC to exempt any insured institution that it determined to be weak from paying the special assessment if the FDIC determined that the exemption would reduce the risk to the SAIF.

        DIFA provides that the FDIC may not set semiannual assessments with respect to SAIF or BIF in excess of the amount needed to maintain the 1.25 percent designated reserve ratio or, if the reserve ratio is less than the designated reserve ratio, to increase the reserve ratio to the designated reserve ratio.

        On October 10, 1996, the FDIC adopted a final rule governing the payment of the SAIF special assessment. The FDIC imposed a special assessment in the amount of 65.7 basis points, which is less than the 85-95 basis points estimated during the early stages of the law's enactment in 1995. The SAIF special assessment was due by November 27, 1996. Labe Federal's portion of this special assessment amounted to $510,000 on a pre-tax basis. Labe Federal paid this amount to the FDIC during its fiscal third quarter ended September 30, 1996, as mandated by the Financial Accounting Standards Board that ruled that the SAIF special assessment should be recorded as an ordinary non-interest expense for the quarter ended September 30, 1996 for calender year reporting institutions. DIFA also confirmed that the special assessment is tax deductible.

        In response to the recapitalization of the SAIF, the FDIC announced on December 11, 1996 that deposit insurance rates for most savings associations insured under the SAIF would be lowered to zero effective January 1, 1997. BIF-insured institutions would also no longer have to pay the $2,000 minimum for deposit insurance, thereby equalizing deposit premiums for savings associations and banks.

        DIFA mandates the merger of the SAIF and BIF, effective January 1, 1999, but only if no insured depository institution is a savings association on that date. The combined deposit insurance fund will be called the "Deposit Insurance Fund," or "DIF."

        Before DIFA, federal regulators and thrift industry trade groups were predicting that a default would occur on the FICO Bonds as early as 1998, as SAIF-assessable deposits continued to decline. DIFA amends The Federal Home Loan Bank Act to impose the FICO assessment against both SAIF and BIF deposits beginning after December 31, 1996. But the assessment imposed on insured depository institutions with respect to any BIF-assessable deposit will be assessed at a rate equal to one-fifth of the rate (approximately 1.3 basis points) of the assessments imposed on insured depository institutions with respect to
   any SAIF-assessable deposit (approximately 6.7 basis points).   The
   FICO assessment for 1996 was paid entirely by SAIF-insured institutions. BIF-insured banks will pay the same FICO assessment as SAIF-insured institutions beginning as of the earlier of December 31, 1999 or the date as of which the last savings association ceases to exist.

        LIMITATION ON CAPITAL DISTRIBUTIONS. The OTS regulations impose limitations upon all capital distributions by savings associations, such as cash dividends, payments to repurchase or otherwise acquire its shares, payments to stockholders of another association in a cash-out merger and other distributions charged against capital. The regulations establish three tiers of associations. An association that exceeds all fully phased-in capital requirements before and after the proposed capital distribution ("Tier 1 Association") and has not been advised by the OTS that it is in need of more than normal supervision, could, after prior notice but without the approval of the OTS, make capital distributions during a calendar year up to the higher of (a) 100 percent of its net income to date during the calendar year plus the amount that would reduce by one-half its "surplus capital ratio" (the excess capital over its fully phased-in capital requirements) at the beginning of the calendar year or (b) 75 percent of its net reserve over the most recent four-quarter period. Any additional capital distributions would require prior regulatory approval. In computing the association's permissible percentage of capital distributions, previous distributions made during the prior four quarter period must be included. As of March 31, 1997, Labe Federal met the requirements of a Tier 1 Association. In the event an association's capital fell below its fully phased-in requirement or the OTS notified it that it was in need of more than normal supervision, an association's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any association, which would otherwise be permitted by regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. Moreover, under the OTS prompt corrective action regulations, an association would be prohibited from making any capital distribution if, after the distribution, an association would have, (i) total risk-based capital ratio of less than 8 percent, (ii) Tier 1 risk-based capital ratio of less than 4 percent, or (iii) a leverage ratio of less than 4 percent or has a leverage ratio that is less than 3 percent if the association is rated composite 1 under the CAMEL rating system in the most recent examination of the association and is not experiencing or anticipating significant growth.

        TRANSACTIONS WITH RELATED PARTIES. Labe Federal's authority to engage in transactions with related parties or "affiliates," (i.e., any company that controls or is under common control with an association) including LDF and its non-savings-association subsidiaries or to make loans to certain insiders, will be limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Subsidiaries of a savings association are generally exempted from the definition of "affiliate." Section 23A limits the aggregate amount of transactions with any individual affiliate to 10 percent of the capital and surplus of the savings association and also limits the aggregate amount of transactions with all affiliates to 20 percent of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in the FRA and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the association as those prevailing at the time for comparable transactions with non-affiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-affiliated companies. Notwithstanding Sections 23A and 23B, FIRREA prohibits any savings association from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under
   Section 4(c) of the Bank Holding Company Act ("BHC Act"). Further, no savings association may purchase the securities of any affiliate other than a subsidiary.

        Labe Federal's authority to extend credit to executive officers, directors and 10 percent stockholders, as well as such entities such persons control are currently governed by Section 22(g) and 22(h) of the FRA and Regulation O promulgated by the Federal Reserve Board. Among other things, these regulations require such loans to be made on terms substantially similar to those offered to unaffiliated individuals, place limits on the amount of loans Labe Federal may make to such persons based, in part, on Labe Federal's capital position, and require certain approval procedures to be followed. OTS regulations, with the exception of minor variations, apply Regulation O to savings associations.

        BAD DEBT RECAPTURE. The Small Business Job Protection Act of 1996, signed by President Clinton on August 20, 1996, removed a significant tax obstacle for savings associations that desire to become commercial banks. It also eliminated a potential impediment to business combinations between banks and thrifts and the creation of a new depository institution charter.

        Before this new law, savings associations that converted to commercial banks had to change their method of accounting for bad debt reserves, which forced a recapture of the savings association's untaxed bad debt reserves into taxable income. Under prior law, savings associations were allowed to use the reserve method for establishing bad debt reserves. This meant in recent years they could deduct up to 8 percent of their taxable income each year as a charge for bad debts, regardless of their actual loan loss experience. Since the 1950's, this deduction has steadily declined from its initial rate of 100 percent. These annual deductions resulted in significant tax savings for savings associations and an accumulation by savings associations of untaxed income.

        Under the new law, a savings association's base-year reserves established before 1988 will not be taxed should it convert to a commercial bank. But reserves created after 1987 would be recaptured into taxable income ratably over six years (beginning with the first tax year after December 31, 1995) whether or not a savings association converts to a commercial bank. Recapture of post-1987 reserves may be deferred until after January 1, 1998 if the savings association maintains a high level of residential loan originations. In the future, all savings associations must account for bad debts under tax rules applicable to commercial banks.

   HOLDING COMPANY REGULATION

        LDF, upon completion of the Merger, will be considered a non-diversified, savings and loan holding company within the meaning of the HOLA, will register as a savings and loan holding company with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS will have enforcement authority over LDF and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

        The HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from (i) acquiring control of, or acquiring by merger or purchase of assets, another savings association or holding company thereof, without prior written approval of the OTS; (ii) acquiring or retaining, with certain exceptions, more than 5 percent of a non-subsidiary savings association, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by the HOLA; or (iii) acquiring or retaining control of an institution that is not federally insured. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

        As a unitary savings and loan holding company, LDF generally will not be restricted under existing laws as to the types of business activities in which it may engage, provided that Labe Federal continues to satisfy the QTL test. Upon any acquisition by LDF of another SAIF-insured institution (other than LDF), a federal savings bank insured by the BIF, or a state-chartered BIF-insured savings bank meeting the QTL test that is deemed to be a savings institution by OTS, except for a supervisory acquisition, LDF would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would be subject to extensive limitations on the types of business activities in which it could engage. The HOLA, as amended by the FIRREA, limits the activities of a multiple savings and loan holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c)(8) of the BHC Act, subject to the prior approval of the OTS, and activities in which multiple savings and loan holding companies were authorized by regulation to engage in on March 5, 1987. Such activities include mortgage banking, consumer finance, operation of a trust company, and certain types of securities brokerage. The services and activities in which multiple holding companies were authorized to engage in on March 5, 1987 generally correspond to the activities that are permitted for service corporations of federally-chartered savings institutions.

                                LEGAL MATTERS

        Certain legal matters will be passed upon for LDF and the Labe Federal by Schiff Hardin & Waite, Chicago, Illinois.

                            FINANCIAL STATEMENTS

        The consolidated financial statements of Labe Federal as of December 31, 1996 and 1995, and for the years then ended, are being delivered with this Proxy Statement/Prospectus and have been audited by Crowe, Chizek and Company LLP, independent certified public accountants, as stated in its report attached thereto.

                                OTHER MATTERS

        The Board of Directors of Labe Federal, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the applicable Notice of Special Meeting and discussed herein. If any other matter should properly come before the Special Meeting, the persons named as proxies for the Special Meeting will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of Labe Federal.

                                                               APPENDIX A

                              MERGER AGREEMENT

                                   BETWEEN

                        LABE FEDERAL BANK FOR SAVINGS

                        AND INTERIM SAVINGS BANK, FSB

             UNDER THE CHARTER OF LABE FEDERAL BANK FOR SAVINGS

                         AND JOINED IN BY LDF, INC.

             This Merger Agreement (this "Agreement") is made and entered into this 22nd day of July, 1997, by and between LABE FEDERAL BANK FOR SAVINGS (hereinafter called "Labe Federal," or where appropriate, the "Resulting Savings Bank") and INTERIM SAVINGS BANK, FSB (hereinafter called "Interim"), and joined in by LDF, INC. (hereinafter called "Holding Company").

                                  RECITALS

        A. Labe Federal is a federal savings bank organized in stock form with its main banking premises located in Chicago, Illinois. As of December 31, 1996, Labe Federal had capital stock of $306,806, consisting of 306,806 shares of common stock with a par value of $1.00 per share, additional paid-in capital of $1,833,585, retained earnings of $6,156,439 and treasury stock of $231,900. As of December 31, 1996, Labe Federal had 141 stockholders of record. As of that date, Lowell I. Stahl, Chairman of the Board of Directors of Labe Federal, owned of record 146,037 shares of Labe Federal common stock and the remaining eight Directors owned of record collectively 12,910 shares of Labe Federal's common stock.

        B. Interim is a federal savings bank in formation with its main banking premises located in Chicago, Illinois. As of the date of consummation of the merger provided for in Article I hereof, Interim will have capital stock outstanding of $100, consisting of 100 shares of common stock with a par value of $1.00 per share. All of the capital stock of Interim will be owned of record by Holding Company.

        C. Holding Company is a corporation duly organized and validly existing under the laws of the State of Delaware with its registered office in the City of Wilmington, County of New Castle, State of Delaware. Holding Company has received the approval of the Office of Thrift Supervision (the "OTS") to conduct its business as a savings and loan holding company formed under the Home Owners' Loan Act. As of the date hereof, Holding Company had authorized capital stock consisting of 1,000,000 shares of common stock, $1.00 par value per share, of which one (1) share was outstanding.

        D. Labe Federal has adopted a Plan of Reorganization dated as of April 16, 1997 (the "Plan of Reorganization") providing for the formation of Holding Company as the savings and loan holding company for Labe Federal. The merger of Interim with and into Labe Federal with Labe Federal surviving such merger, pursuant to the terms of this Agreement, is an integral part of the Plan of Reorganization.

        E. The Resulting Savings Bank will have capital stock outstanding of $286,806 divided into 286,806 shares of issued and outstanding common stock, $1.00 par value per share, additional paid in capital of $1,833,585, and retained earnings (based upon the March 31, 1997 reports of condition and income of the merging savings banks) of approximately $6,416,707.

        F. The board of directors of each of Labe Federal and Interim (the "Merging Savings Banks") deem it advisable to merge the Merging Savings Banks under the charter of Labe Federal and the name of "Labe Federal Bank for Savings," subject to the terms and conditions set forth in this Agreement, the Plan of Reorganization, and in accordance with applicable laws of the United States.

        G. At least two-thirds of the entire Board of Directors of each of Labe Federal and Interim has approved this Merger Agreement and authorized its execution, and a majority of the entire Board of Directors of Holding Company has approved this Merger Agreement and the undertakings of Holding Company herein set forth and has authorized Holding Company, by its execution hereof, to join in and be bound hereby. This Merger Agreement is subject to approval by the stockholders of Labe Federal and Interim and by the OTS pursuant to 12 C.F.R. Sections 552.13 and 563.22.

        H. Labe Federal and Holding Company have received an opinion of their certified public accounting firm to the effect that the exchange of the common stock of Labe Federal for common stock of Holding Company pursuant to Section 3.1(c) hereof shall constitute a transfer to a controlled corporation and shall be governed by Section 351 of the Internal Revenue Code of 1986, as amended.

             NOW THEREFORE, in consideration of the premises and of the agreements, covenants and conditions hereinafter contained, the Merging Savings Banks agree as follows, as joined in by Holding
   Company:

                                  ARTICLE I
                                 THE MERGER

        1.1 RESULTING SAVINGS BANK. Subject to the terms and conditions set forth herein, Interim shall be merged into, and under the charter of, Labe Federal pursuant to the provisions of, and with the effect provided in, Sections 5(d) and 18(c) of the Federal Deposit Insurance Act, Sections 5(d)(3)(A) and 10(s) of the Home Owners' Loan Act, and 12 C.F.R. Sections 552.13 and 563.22, and Labe Federal shall be the association resulting from such merger (the "Resulting Savings Bank") (the "Merger"). The name of the Resulting Savings Bank shall be "Labe Federal Bank for Savings," and the present main banking premises of
   Labe Federal at  4343 N. Elston Avenue, Chicago, Illinois   60641
   shall be the main banking premises of the Resulting Savings Bank.

        1.2 EFFECTIVE TIME. This Agreement shall be submitted to the OTS for approval pursuant to 12 C.F.R. Sections 552.13 and 563.22. This Agreement also shall be submitted to the stockholders of each of the Merging Savings Banks for approval and adoption as provided for by 12 C.F.R. Section 552.13(h)(3). Subject to and upon satisfaction of all requirements of law and other conditions specified in this Agreement, articles of combination shall be executed in duplicate by each of the Merging Savings Banks, by its chief executive officer or executive vice president and by its secretary or assistant secretary, and verified by one of the officers of each of such Merging Savings Banks signing such articles, and shall set forth (i) this Agreement,
   (ii) the number of shares outstanding in each of the Merging Savings Banks, and (iii) the number of shares in each of the Merging Savings Banks voted for and against this Agreement and the transactions contemplated thereby. The Merger shall become effective on the date on which the OTS endorses the articles of combination pursuant to 12 C.F.R. Section 552.13(j)(2) (the "Effective Time").

        1.3 CHARTER. The charter of Labe Federal, as in effect as of the Effective Time, shall be the charter of the Resulting Savings Bank until the same shall be thereafter altered, amended or repealed in accordance with said charter and applicable laws.

        1.4 BYLAWS. The bylaws of Labe Federal, as in effect as of the Effective Time, shall be the bylaws of the Resulting Savings Bank until the same shall be thereafter altered, amended or repealed in accordance with said bylaws, the charter of the Resulting Savings Bank, and applicable law.

        1.5 DIRECTORS AND OFFICERS. As of the Effective Time, the directors of the Resulting Savings Bank shall consist of the persons list below with terms expiring as indicated, or for such longer term as subsequently approved by Labe Federal's stockholders at an annual meeting called for that purpose.

    Name of Director     Residence Address              Term Expiring
    ----------------     -----------------              -------------

    Frank J. Kross       5656 Longview Drive                 2000
                         Countryside, IL 60525-3550
    James J. Carmody     161 Carriage Way                    2000
                         Burr Ridge, IL 60521

    Frank C. Casillas    1432 West 63rd Street               2000
                         Downers Grove, IL 60516

    Lowell I. Stahl      19 Bridlewood Road                  1998
                         Northbrook, IL 60062
    John D. Foster       233 East Walton Place               1998
                         Chicago, IL 60611

    William E. Cahill,   6724 Navajo                         1998
    Jr.                  Lincolnwood, IL 60646

    Dilia Camacho-Saeedi 1700 North Nashville-1W             1999
                         Chicago, IL 60707-3904
    Roland G. Ley        1534 Circle Lane                    1999
                         Palatine, IL 60067

    James R. Sneider     325 Jeffrey Lane                    1999
                         Northfield, IL 60093


   As of the Effective Time, the officers of the Resulting Savings Bank shall consist of the officers of Labe Federal immediately prior to the Effective Time.

        1.6 REGULATORY AND STOCKHOLDER APPROVALS. This Agreement is subject to the approval of the stockholders of each of the Merging Savings Banks, the OTS and all other governmental and banking authorities whose consent or approval may be required.

                                 ARTICLE II
                              EFFECT OF MERGER

        2.1 CORPORATE EXISTENCE. As of the Effective Time, the corporate existences of each of the Merging Savings Banks shall, with the full effect provided for in the Home Owners' Loan Act and regulations promulgated thereunder, be merged into and continued in the Resulting Savings Bank under the charter of Labe Federal. The Resulting Savings Bank shall be considered the same business and corporate entity as each of the Merging Savings Banks, with all the property, rights, powers, duties and obligations of each of the Merging Savings Banks except as affected by federal law and by the charter and bylaws of the Resulting Savings Bank. The separate existence of Interim shall cease except to the extent provided by applicable law.

        2.2 RIGHTS AND LIABILITIES OF THE RESULTING SAVINGS BANK. The Resulting Savings Bank shall be liable for all liabilities of each of the Merging Savings Banks, and all rights, franchises and interests of each of the Merging Savings Banks in and to every species of property, real, personal and mixed, and choses in action thereunto belonging, shall be deemed to be transferred to and vested in the Resulting Savings Bank without any deed or other transfer, and the Resulting Savings Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy the same and all rights of property, franchises, and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, registrar or transfer agent of stocks and bonds, guardian, assignee, receiver, and in every other fiduciary capacity, in the same manner and to the same extent as such rights of property, franchises and interests were held and enjoyed by each of the Merging Savings Banks. All deposit accounts in Labe Federal shall retain the same status after the Merger as such accounts had prior to the Merger. The liquidation account established by Labe Federal at the time of its mutual-to-stock conversion shall be unaffected by the Merger and shall be retained by the Resulting Savings Bank according to its terms. Any reference to any of the Merging Savings Bank in any writing, whether executed or taking effect before or after the Merger, shall be deemed a reference to the Resulting Savings Bank if not inconsistent with the other provisions of such writing.

        2.3 BOOKS OF THE RESULTING SAVINGS BANK. The assets, liabilities, reserves and accounts of each of the Merging Savings Banks shall be recorded on the books of the Resulting Savings Bank at the amounts at which each shall have been carried on the books of the Merging Savings Banks at the Effective Time.

        2.4 EFFECTIVENESS OF PRIOR CORPORATE ACTS AND AUTHORIZATIONS. All corporate acts, plans, policies, contracts, approvals and authorizations of each of the Merging Savings Banks, their respective stockholders, boards of directors, committees elected or appointed by their boards of directors, officers and agents, which were valid and effective immediately prior to the Effective Time, shall be taken for all purposes as the acts, plans, policies, contracts, approvals and authorizations of the Resulting Savings Bank and shall be as effective and binding thereon as the same were with respect to any of the Merging Savings Banks. The employees of the Merging Savings Banks shall become the employees of the Resulting Savings Bank.

                                 ARTICLE III
                     TREATMENT OF AND PAYMENT FOR STOCK

        3.1 TREATMENT OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of such shares of stock,

             (a) Each share of capital stock of Labe Federal that is issued and outstanding immediately prior to the Effective Time, shall IPSO FACTO and without any action on the part of the holder thereof, become and be converted into one (1) share of common stock of Holding Company, and outstanding certificate(s) (hereinafter called the "Old Certificate(s)") representing shares of capital stock of Labe Federal shall thereafter represent shares of common stock of Holding Company. All shares of common stock of Holding Company into which capital stock of Labe Federal is converted, as above provided, shall be fully paid and nonassessable.

             (b) All shares of capital stock of Labe Federal that are owned by Labe Federal as treasury stock shall be canceled and shall cease to exist, and no stock of Holding Company or other consideration shall be delivered in exchange therefor.

             (c) Each holder of shares of capital stock of Labe Federal which shall have been so converted into common stock of Holding Company, upon surrender of such Old Certificate(s) in proper form to the Resulting Savings Bank for cancellation, shall be entitled to receive, as evidence of the shares of capital stock so converted, stock certificate(s) (hereinafter called "New Certificate(s)") bearing the name of Holding Company as issuer, for one (1) share of Holding Company for each one (1) share of Labe Federal represented by such Old Certificate(s) when sur-rendered. Until so surrendered, each Old Certificate shall be deemed, for all corporate purposes, to evidence the ownership of the number of shares of common stock of Holding Company which the holder thereof would be entitled to receive upon its surrender, except that Holding Company may withhold, from the holder of shares represented by such Old Certificate, distribution of any or all dividends declared by Holding Company on such shares until such time as such Old Certificate shall be surrendered in exchange for New Certificate(s), at which time dividends so withheld by Holding Company with respect to such shares shall be delivered, without interest thereon, to the stockholder to whom such New Certificate(s) are issued.

             (d) Each share of common stock, $1.00 par value per share, of Interim issued and outstanding and owned of record by Holding Company immediately prior to the Effective Time shall be surrendered and canceled, and Holding Company shall not receive any payment for such Interim shares.

        3.2 DISSENTERS' RIGHTS. Labe Federal shall notify holders of its common stock of their right to dissent from the Merger and demand payment of the appraised value of their shares not less than twenty days prior to the date of the meeting at which this Agreement is to be submitted for stockholder approval. Any stockholder of Labe Federal who (i) prior to voting on the Agreement files a written statement identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares pursuant to 12 C.F.R. Section 552.14, and (ii) does not vote in favor of the Merger at the meeting of stockholders at which this Agreement is submitted to a vote shall be entitled to receive from the Resulting Savings Bank within ten days after the Effective Time a written notice of the Effective Time of the Merger and notification of the sixty day time period during which the dissenting stockholder may file a petition with the OTS if the stockholder and the Resulting Savings Bank do not agree as to the fair value of his or her shares, and a written offer to pay for dissenting shares at a specified price deemed by the Resulting Savings Bank to be the fair value thereof. Such notice and offer shall be accompanied by a balance sheet and statement of income of Labe Federal for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

             If within sixty days of the Effective Time the Resulting Savings Bank and any stockholder who has complied with the provisions of 12 C.F.R. Section 552.14(c)(2) agree as to the fair value of the dissenting stockholders' shares, payment therefor shall be made within ninety days of the Effective Time. If within sixty days of the Effective Time the Resulting Savings Bank and any stockholder who has complied with the provisions of 12 C.F.R. Section 552.14(c)(2) do not agree as to the fair value of the dissenting stockholders' shares, then any such stockholder may file a petition with the OTS (with a copy by registered or certified mail to the Resulting Savings Bank) demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under 12 C.F.R. Section 552.14(c)(5) who fails to file such petition within sixty days of the Effective Time shall be deemed to have accepted the terms offered under the Merger.

             Within sixty days of the Effective Time of the Merger, each stockholder demanding appraisal and payment under 12 C.F.R. Section
   552.14 shall submit to Labe Federal's transfer agent his or her certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his stock certificates for such notation shall no longer be entitled to appraisal rights under 12 C.F.R. Section 552.14 and shall be deemed to have accepted the terms offered pursuant to the Merger. At any time within sixty days after the Effective Time, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon this Agreement.

             The Director of the OTS shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the OTS to appraise the shares to determine their fair market value, as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Appropriate staff of the OTS shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the Effective Time, at a rate deemed equitable by the Director.

             The costs and expenses of any proceeding under 12 C.F.R.
   Section 552.14 may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided under 12 C.F.R. Section 552.14.

             Any stockholder who has demanded appraisal rights shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by, stockholders of record at a date which is on or prior to, the Effective Time); provided that, if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered pursuant to the Merger, such stockholder shall thereupon be entitled to vote and receive such distributions.

             Should any stockholder become entitled to the payment of the appraised value of his or her shares pursuant to the exercise of his or her appraisal rights under 12 C.F.R. Section 552.14, such shares shall be and become converted into the right to receive cash from Holding Company in the amount of the appraised value of such shares.

        3.4 CONDITIONS PRECEDENT. Effectuation of the Merger herein provided for is conditioned upon:

             (a) approval of this Agreement by vote of the Board of Directors of Labe Federal and Interim as required by 12 C.F.R.
        Section 552.13(e);

             (b) approval of this Agreement by the affirmative vote of a majority of the outstanding voting stock of Labe Federal and Interim, as required by 12 C.F.R. Section 552.13(h)(3);

             (c) approval of this Agreement and the Merger by the OTS pursuant to 12 C.F.R. Section 552.13 and 563.22(a); and

             (d) procurement of all other consents and approvals, and satisfaction of all other requirements prescribed by law, which are necessary for consummation of the Merger.

                                 ARTICLE IV
                             GENERAL PROVISIONS

        4.1 POST-MERGER AGREEMENTS. Each of the Merging Savings Banks hereby appoints the Resulting Savings Bank to be its true and lawful attorney for the purpose of taking, in its name, place and stead, any and all actions that the Resulting Savings Bank deems necessary or advisable to vest in the Resulting Savings Bank title to all property or rights of each of the Merging Banks or otherwise to effect the purposes of this Agreement, and each of the Merging Savings Banks hereby grants to said attorney full power and authority to take all actions necessary to effect those purposes, including the power to execute, in its name, place and stead, such further assignments or assurances in law necessary or advisable to vest in the Resulting Savings Bank title to all property and rights of each of the Merging Savings Banks.

        4.2 ORDINARY COURSE OF BUSINESS; DIVIDENDS. Between the date of this Agreement and the Effective Time, each of the Merging Savings Banks may conduct any business in the ordinary course, including without limitation, the declaration and payment of dividends, incurring liabilities and disposing of any of its assets for adequate value.

        4.3 TERMINATION. Anything herein to the contrary notwithstanding, this Agreement may be abandoned by either of the Merging Savings Banks by appropriate resolution of its board of directors at any time prior to the Merger becoming effective, whether before or after any stockholder action.

        4.4 AMENDMENT. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Merging Savings Banks; provided, however that after this Agreement has been approved by the stockholders of the Merging Savings Banks, no such amendment shall affect the rights of such stockholders in a manner which is materially adverse to the interests of such stockholders.

        4.5 CAPTIONS. The captions in this Agreement have been inserted for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

        4.6 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original, but all of which together shall constitute one and the same instrument.

        4.7 GOVERNING LAW. This Agreement shall be governed in all respects by federal law or regulation.

             IN WITNESS WHEREOF, each of the Merging Savings Banks has caused this Agreement to be executed by its duly authorized officers and its corporate seal to be affixed hereto as of the date first above written.

                                           LABE FEDERAL BANK FOR SAVINGS


                                           BY    /s/ Frank J. Kross
                                              ---------------------------
                                           Frank J. Kross
   (SEAL)                                  President

   ATTEST:

       /s/ David J. Arts
   --------------------------------
   David J. Arts
   Senior Vice President and
   Chief Financial Officer
                                           INTERIM SAVINGS BANK, FSB


                                           BY    /s/ Lowell I. Stahl
                                              ---------------------------
                                           Lowell I. Stahl
   (SEAL)                                  President

   ATTEST:

      /s/ David J. Arts
   --------------------------------
   David J. Arts
   Treasurer

             LDF, Inc. hereby joins in the foregoing Merger Agreement and undertakes that it will be bound thereby, that it will do and perform all the acts and things therein provided to be done by it, and that it will cooperate in carrying out the transactions therein contemplated.


             IN WITNESS WHEREOF, LDF, Inc. has caused this undertaking to be made by its duly authorized officers and its corporate seal to be hereunto affixed as of the date first above written.

                                      LDF, INC.

                                      By:    /s/ Lowell I. Stahl
                                         --------------------------------
                                           Lowell I. Stahl
   (SEAL)                                  President

   ATTEST:

      /s/ David J. Arts
   --------------------------------
   David J. Arts
   Vice President, Treasurer and
   Chief Financial Officer

                                                               APPENDIX B


   Section 552.14 Dissenter and Appraisal Rights

   (a) RIGHT TO DEMAND PAYMENT OF FAIR OR APPRAISED VALUE. Except as provided in paragraph (b) of this section, any stockholder of a Federal stock association combining in accordance with Section 552.13 of this part shall have the right to demand payment of the fair or appraised value of his stock: PROVIDED, That such stockholder has not voted in favor of the combination and complies with the provisions of paragraph (c) of this section.

   (b) EXCEPTIONS. No stockholder required to accept only qualified consideration for his or her stock shall have the right under this section to demand payment of the stock's fair or appraised value, if such stock was listed on a national securities exchange or quoted on the National Association of Securities Dealers' Automated Quotation System ("NASDAQ") on the date of the meeting at which the combination was acted upon or stockholder action is not required for a combination made pursuant to Section 552.13(h)(2) of this part. "Qualified consideration" means cash, shares of stock of any association or corporation which at the effective date of the combination will be listed on a national securities exchange or quoted on NASDAQ or any combination of such shares of stock and cash.

   (c)  PROCEDURE.

   (1) NOTICE. Each constituent Federal stock association shall notify all stockholders entitled to rights under this section, not less than twenty days prior to the meeting at which the combination agreement is to be submitted for stockholder approval, of the right to demand payment of appraised value of shares, and shall include in such notice a copy of this section. Such written notice shall be mailed to stockholders of record and may be part of the management's proxy solicitation for such meeting.

   (2) DEMAND FOR APPRAISAL AND PAYMENT. Each stockholder electing to make a demand under this section shall deliver to the Federal stock association, before voting on the combination, a writing identifying himself or herself and stating his or her intention thereby to demand appraisal of and payment for his or her shares. Such demand must be in addition to and separate from any proxy or vote against the combination by the stockholder.

   (3) NOTIFICATION OF EFFECTIVE DATE AND WRITTEN OFFER. Within ten days after the effective date of the combination, the resulting association shall:

   (i) Give written notice by mail to stockholders of constituent Federal Stock associations who have complied with the provisions of paragraph (c)(2) of this section and have not voted in favor of the combination, of the effective date of the combination;

   (ii) Make a written offer to each stockholder to pay for dissenting shares at a specified price deemed by the resulting association to be the fair value thereof; and

   (iii) Inform them that, within sixty days of such date, the respective requirements of paragraphs (c)(5) and (6) of this section (set out in the notice) must be satisfied.

   The notice and offer shall be accompanied by a balance sheet and statement of income of the association the shares of which the dissenting stockholder holds, for a fiscal year ending not more than sixteen months before the date of notice and offer, together with the latest available interim financial statements.

   (4) ACCEPTANCE OF OFFER. If within sixty days of the effective date of the combination the fair value is agreed upon between the resulting association and any stockholder who has complied with the provisions of paragraph (c)(2) of this section, payment therefor shall be made within ninety days of the effective date of the combination.

   (5) PETITION TO BE FILED IF OFFER NOT ACCEPTED. If within sixty days of the effective date of the combination the resulting association and any stockholder who has complied with the provisions of paragraph
   (c)(2) of this section do not agree as to the fair value, then any such stockholder may file a petition with the Office, with a copy by registered or certified mail to the resulting association, demanding a determination of the fair market value of the stock of all such stockholders. A stockholder entitled to file a petition under this section who fails to file such petition within sixty days of the effective date of the combination shall be deemed to have accepted the terms offered under the combination.

   (6) STOCK CERTIFICATES TO BE NOTED. Within sixty days of the effective date of the combination, each stockholder demanding appraisal and payment under this section shall submit to the transfer agent his certificates of stock for notation thereon that an appraisal and payment have been demanded with respect to such stock and that appraisal proceedings are pending. Any stockholder who fails to submit his stock certificates for such notation shall no longer be entitled to appraisal rights under this section and shall be deemed to have accepted the terms offered under the combination.

   (7) WITHDRAWAL OF DEMAND. Notwithstanding the foregoing, at any time within sixty days after the effective date of the combination, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered upon the combination.

   (8) VALUATION AND PAYMENT. The Director shall, as he or she may elect, either appoint one or more independent persons or direct appropriate staff of the Office to appraise the shares to determine their fair market value, as of the effective date of the combination, exclusive of any element of value arising from the accomplishment or expectation of the combination. Appropriate staff of the Office shall review and provide an opinion on appraisals prepared by independent persons as to the suitability of the appraisal methodology and the adequacy of the analysis and supportive data. The Director after consideration of the appraisal report and the advice of the appropriate staff shall, if he or she concurs in the valuation of the shares, direct payment by the resulting association of the appraised fair market value of the shares, upon surrender of the certificates representing such stock. Payment shall be made, together with interest from the effective date of the combination, at a rate deemed equitable by the Director.

   (9) COSTS AND EXPENSES. The costs and expenses of any proceeding under this section may be apportioned and assessed by the Director as he or she may deem equitable against all or some of the parties. In making this determination the Director shall consider whether any party has acted arbitrarily, vexatiously, or not in good faith in respect to the rights provided by this section.

   (10) VOTING AND DISTRIBUTION. Any stockholder who has demanded appraisal rights as provided in paragraph (c)(2) of this section shall thereafter neither be entitled to vote such stock for any purpose nor be entitled to the payment of dividends or other distributions on the stock (except dividends or other distribution payable to, or a vote to be taken by stockholders of record at a date which is on or prior to, the effective date of the combination): PROVIDED, That if any stockholder becomes unentitled to appraisal and payment of appraised value with respect to such stock and accepts or is deemed to have accepted the terms offered upon the combination, such stockholder shall thereupon be entitled to vote and receive the distributions described above.

   (11) STATUS.   Shares of the resulting association into which shares
   of the stockholders demanding appraisal rights would have been converted or exchanged, had they assented to the combination, shall have the status of authorized and unissued shares of the resulting association.

                                                               APPENDIX C

                        CERTIFICATE OF INCORPORATION

                                     OF

                                  LDF, INC.


                                  ARTICLE I


             The name of the Corporation is: LDF, Inc.

                                 ARTICLE II

             The address of the registered office of the Corporation in the State of Delaware is 1013 Centre Road, City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

                                 ARTICLE III

             The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

                                 ARTICLE IV

             The total number of shares of all classes of capital stock which the Corporation has the authority to issue is 1,200,000 shares, which are divided into two classes as follows:

             (a) 200,000 shares of Preferred Stock with a par value of $1.00 per share (the "Preferred Stock"); and

             (b) 1,000,000 shares of Common Stock with a par value of $1.00 per share (the "Common Stock").

             The designations, voting powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of the above classes of stock are as follows:

             SECTION 1. PREFERRED STOCK. The board of directors is authorized, at any time and from time to time, to provide for the issuance of shares of Preferred Stock in one or more series with such designations, preferences, voting powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock adopted by the board of directors, including, but not limited to, determination of any of the following:

             (a) the distinctive serial designation and the number of shares constituting a series;

             (b) the dividend rate or rates, whether dividends are cumulative (and if so on what terms and conditions), the payment date or dates for dividends and the participating or other special rights, if any, with respect to dividends;

             (c) the voting rights, full or limited, if any, of the shares of the series, which could include the right to elect a specified number of directors in any case if dividends on the series are not paid for in a specified period of time;

             (d) whether the shares of the series are redeemable and, if so, the price or prices at which, and the terms and conditions on which, the shares may be redeemed, which prices, terms and conditions may vary under different conditions and at different redemption dates;

             (e) the amount or amounts, if any, payable upon the shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation prior to any payment or distribution of the assets of the Corporation to any class or classes of stock of the Corporation ranking junior to the series;

             (f) whether the shares of the series are entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of shares of the series and the amount of the fund and the manner of its application, including the price or prices at which the shares of the series may be redeemed or purchased through the application of the fund;

             (g) whether the shares are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices, or the rates of exchange, and the adjustments thereof, if any, at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

             (h) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of a series, as the board of directors may deem advisable and as are not inconsistent with the provisions of this Certificate of Incorporation.

             SECTION 2.  COMMON STOCK.

             A. DIVIDENDS. Subject to the preferential rights of the Preferred Stock, the holders of the Common Stock are entitled to receive, to the extent permitted by law, such dividends as may be declared from time to time by the board of directors.

             B. LIQUIDATION. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock shall be entitled to receive all of the remaining assets of the Corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.
   The board of directors may distribute in kind to the holders of Common Stock such remaining assets of the Corporation or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other corporation, trust or other entity and receive payment therefor in cash, stock or obligations of such other corporation, trust or other entity, or any combination hereof, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of Common Stock. Neither the merger or consolidation of the Corporation into or with any other corporation or corporations, nor the purchase or redemption of shares of stock of the Corporation of any class, nor the sale or transfer by the Corporation of all or any part of its assets, nor the reorganization or recapitalization of the Corporation, shall be deemed to be a dissolution, liquidation or winding up of the Corporation for the purposes of this paragraph.

             C. VOTING RIGHTS. Except as may be otherwise required by law or this Certificate of Incorporation, each holder of Common Stock has one vote in respect of each share of stock held by the holder of record on the books of the Corporation on all matters voted upon by the stockholders.

             SECTION 3.  OTHER PROVISIONS.

             A. NO PREEMPTIVE RIGHTS. No stockholder shall have any preemptive right to subscribe to an additional issue of stock, whether now or hereafter authorized, of any class or series or to any securities of the Corporation convertible into such stock.

             B. CHANGES IN AUTHORIZED CAPITAL STOCK. Subject to the protective conditions and restrictions of any outstanding Preferred Stock, any amendment to this Certificate of Incorporation which increases or decreases the authorized capital stock of any class or classes may be made only by the affirmative vote of the holders of a majority of the outstanding shares of all classes of stock of the Corporation generally entitled to vote in the election of directors, considered for purposes of this Section 3.B of Article IV as one class.

             C. UNCLAIMED DIVIDENDS. Any and all right, title, interest and claim in or to any dividends declared by the Corporation, whether in cash, stock, or otherwise, which are unclaimed by the stockholder entitled thereto for a period of six years after the close of business on the payment date, shall be and be deemed to be extinguished and abandoned; and such unclaimed dividends in the possession of the Corporation, its transfer agents or other agents or depositaries shall at such time become the absolute property of the Corporation, free and clear of any and all claims of any persons whatsoever.

                                  ARTICLE V

             SECTION 1. NUMBER, ELECTION AND TERMS OF DIRECTORS. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than six
   (6) nor more than fifteen (15) persons. The exact number of directors within the minimum and maximum limitations specified in the preceding sentence shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. The Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of Class I expiring at the first annual meeting of stockholders, of Class II expiring at the second annual meeting of stockholders in the following year, and of Class III expiring at the third annual meeting of stockholders in the following year. At each annual meeting of stockholders, directors chosen to succeed those whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election.

             The names and mailing addresses of the persons who are to serve as directors for the terms indicated below until their successors are elected and qualified or until their earlier resignation or removal:

                                                                                                   First Annual Meeting
                                                                                                      Term Expires At
                                                                                                     Annual Meeting Of
                                                                                                       Stockholders
       Name                                Address                         Class Designation             Indicated
       ----                                -------                         -----------------             ---------
       Lowell I. Stahl                     19 Bridlewood Road                      I                   First Annual
                                           Northbrook, Illinois 60062                                     Meeting

       John D. Foster                      233 East Walton Place                   I                   First Annual
                                           Chicago, Illinois 60657                                        Meeting
       Dilia Camacho-Saeedi                17701 North Nashville                   II                  Second Annual
                                           Chicago, Illinois 60707                                        Meeting

       Roland G. Ley                       1534 Circle Lane                        II                  Second Annual
                                           Palatine, Illinois 60067                                       Meeting
       James R. Sneider                    325 Jeffrey Lane                        II                  Second Annual
                                           Northfield, Illinois 60093                                     Meeting

       Frank J. Kross                      5656 Longview Drive                    III                  Third Annual
                                           Countryside, Illinois 60525                                    Meeting

       William E. Cahill, Jr.              6724 Navajo                            III                  Third Annual
                                           Lincolnwood, Illinois 60646                                    Meeting

                      SECTION 2. NEWLY CREATED DIRECTORSHIPS AND VACANCIES. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office. Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which they have been elected expires. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

             SECTION 3. REMOVAL. Any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 85% of the voting power of all of the shares of the Corporation entitled to vote for the election of directors.

             Section 4. NOMINATIONS FOR DIRECTORS. Nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote for the election of directors. Any stockholder desiring to nominate an individual for election as a director shall so indicate by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than 14 days prior to any meeting of the stockholders called for the election of directors, provided, however, that if less than 21 days notice of the meeting is given to stockholders, such written notice shall be delivered or mailed, as prescribed, to the Secretary of the Corporation not later than the close of the seventh day following the day on which notice of the meeting was mailed to stockholders.

             Each such stockholder notice hereunder shall set forth (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of capital stock of the Corporation which are beneficially owned by each such nominee; and in addition evidence of the nominee's willingness to serve shall also be provided.

                                 ARTICLE VI

             Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. Special meetings of stockholders of the Corporation may be called only by the President, or by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors, upon not less than 10 nor more than 60 days' written notice.

                                 ARTICLE VII

             In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized and empowered to make, alter, amend or repeal the By-Laws of the Corporation. By-Laws shall not be altered, amended or repealed by the stockholders of this Corporation except by the vote of holders of not less than 85% of the total voting power of all outstanding shares of capital stock of the Corporation.

                                ARTICLE VIII

             SECTION 1.  VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS.


             A. HIGHER VOTE FOR CERTAIN BUSINESS COMBINATIONS. In addition to any affirmative vote required by law or this Certificate of Incorporation, and except as otherwise expressly provided in
   Section 2 of this Article VIII:

                  (i) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Stockholder (as hereinafter defined) or (b) any other corporation (whether or not itself an Interested

             Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

                  (ii) any sale, lease, exchange, mortgage, pledge,
             transfer or other disposition (in one transaction or a series of transactions) to or with any Interested
             Stockholder or any Affiliate of any Interested Stockholder of all or any substantial part of the assets of the Corporation or any Subsidiary; or

                  (iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of five percent or more of the consolidated assets of the Corporation and its Subsidiaries as of the end of the fiscal year of the Corporation next preceding the record date for determination of stockholders entitled to notice thereof and to vote thereon; or

                  (iv) the adoption of any plan or proposal for the
             liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Stockholder or any Affiliate of any Interested Stockholder; or

                  (v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

   shall require the affirmative vote of the holders of at least 85% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the "Voting Stock"), voting together as a single class. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

                  B. DEFINITION OF "BUSINESS COMBINATION". The term "Business Combination" as used in this Article VIII shall mean any transaction which is referred to in any one or more of clauses (i) through (v) of paragraph A of this Section 1.

             SECTION 2. WHEN HIGHER VOTE IS NOT REQUIRED. The provisions of Section 1 of this Article VIII shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provision of this Certificate of Incorporation, if all of the conditions specified in either of the following paragraphs A and B are met:

                  A. APPROVAL BY DISINTERESTED DIRECTORS. The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

                  B. PRICE AND PROCEDURE REQUIREMENTS. All of the following conditions shall have been met:

                  (i) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of Common Stock in such Business Combination shall be at least equal to the higher of the following:

                       (a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of Common Stock acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the "Announcement Date") or (2) in the transaction in which it became an Interested Stockholder, whichever is higher; and

                       (b) the Fair Market Value per share of Common Stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article VIII as the "Determination Date"), whichever is higher.

                  (ii) The aggregate amount of the cash and the Fair
             Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph B(ii) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):


                       (a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder of any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Stockholder, whichever is higher;

                       (b) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company; and

                       (c) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

                  (iii) The consideration to be received by holders of a particular class of outstanding Voting Stock (including Common Stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it. The price determined in accordance with paragraphs B(i) and B(ii) of this Section 2 shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of share or similar events.

                  (iv) After such Interested Stockholder has become an
             Interested Stockholder and prior to the consummation of such Business Combination: (a) except as approved by a majority of the Disinterested Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) on the outstanding Preferred Stock; (b) there shall have been (1) no reduction in the annual rate of dividends paid on the Common Stock (except as necessary to reflect any subdivision of the Common Stock), except as approved by a majority of the Disinterested Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the Common Stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and (c) such Interested Stockholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

                  (v) After such Interested Stockholder has become an Interested Stockholder, such Interested Stockholder shall not have received the benefit, directly or indirectly (except proportionately as a stockholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company, whether in anticipation of or in connection with such Business Combination or otherwise.

                  (vi) A proxy or information statement describing the
             proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public stockholders of the Company at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

             SECTION 3.  CERTAIN DEFINITIONS.  For the purposes of this
   Article VIII:

             A. A "person" shall mean any individual, firm, corporation or other entity.

             B. "Interested Stockholder" shall mean any person (other than the Corporation or any Subsidiary) who or which: (i) is the beneficial owner, directly or indirectly, of more than 15% of the voting power of the outstanding Voting Stock; or (ii) is an Affiliate of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 15% or more of the voting power of the then outstanding Voting Stock; or (iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

             C.   A person shall be a "beneficial owner" of any Voting
   Stock: (i) which such person or any of its Affiliates or Associates (as hereinafter defined) beneficially owns, directly or indirectly; or
   (ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or (iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates had any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

             D. For the purposes of determining whether a person is an Interested Stockholder pursuant to paragraph B of this Section 3, the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph C of this
   Section 3 but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

             E. "Affiliate" or "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on January 1, 1994.

             F. "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; PROVIDED, HOWEVER, that for the purposes of the definition of Interested Stockholder set forth in paragraph B of this
   Section 3, the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

             G. "Disinterested Director" means any member of the Board of Directors of the Corporation (the "Board") who is unaffiliated with the Interested Stockholder and was a member of the Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor of a Disinterested Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board.

             H. "Fair Market Value" means: (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock

   Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board of Directors in good faith; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by the Board of Directors in good faith.

             I. In the event of any Business Combination in which the Company survives, the phrase "other consideration to be received" as used in paragraphs B(i) and (ii) of Section 2 of this Article VIII shall include the shares of Common Stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

             A majority of the directors of the Corporation shall have the power and duty to determine for the purposes of this Article VIII, on the basis of information known to them after reasonable inquiry,
   (A) whether a person is an Interested Stockholder, (B) the number of shares of Voting Stock beneficially owned by any person, (C) whether a person is an Affiliate or Associate of another, and (D) whether the assets which are the subject of any Business Combination (i) have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate fair market value of five percent or more of the consolidated assets of the Corporation and its Subsidiaries, or (ii) constitute all or any substantial part of the assets of the Corporation or any Subsidiary. A majority of the directors shall have the further power to interpret all the terms and provisions of this Article VIII.

             SECTION 4. NO EFFECT ON FIDUCIARY OBLIGATIONS OF INTERESTED STOCKHOLDERS. Nothing contained in this Article VIII shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

                                 ARTICLE IX

             The name and mailing address of the incorporator of this Corporation is as follows:

             Name                          Address
             ----                          -------

             Lowell I. Stahl               19 Bridlewood Road
                                           Northbrook, Illinois 60062

                                  ARTICLE X

             Elections of directors need not be by written ballot unless the By-Laws of the Corporation so provide.

                                 ARTICLE XI

             Except as otherwise provided in the Certificate of Incorporation, the Board of Directors shall have authority to authorize the issuance, from time to time without any vote or other action by the stockholders, of any or all shares of stock of the Corporation of any class at any time authorized, any securities convertible into or exchangeable for any such shares so authorized, and any warrant, option or right to purchase, subscribe for or otherwise acquire, shares of stock of the Corporation of any class at any time authorized, in each case to such persons and for such consideration and on such terms as the Board of Directors from time to time in its discretion lawfully may determine. Stock so issued, for which the consideration has been paid to the Corporation, shall be fully paid stock, and the holders of such stock shall not be liable to any further call or assessments thereon.

                                 ARTICLE XII

             Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware, may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provision of
   Section 291 of Title 8 of the Delaware Code or in the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors, or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this

   Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

                                ARTICLE XIII

             Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law of the State of Delaware as it may be in effect from time to time.

                                 ARTICLE XIV

             No person who was at any time a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

             Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

                                 ARTICLE XV

             The Corporation hereby elects to be governed by Section 203 of the Delaware General Corporation Law.

                                 ARTICLE XVI

             In addition to any other consideration which the directors or officers of the Corporation may lawfully take into account in determining whether to take or refrain from taking corporate action on any matter (including proposing any matter to stockholders of the Corporation) or otherwise discharging the duties of their respective positions, the Board of Directors, committees of the Board of

   Directors, individual directors and individual officers may, in considering the best interests of the Corporation, consider the effects of any action upon employees, suppliers and customers of the Corporation and its subsidiaries, communities in which offices or other establishments of the Corporation or its subsidiaries are located and all other pertinent factors.

                                ARTICLE XVII

             At all elections for directors, every stockholder shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected.

                                ARTICLE XIII

             The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Notwithstanding any other provision of the Certificate of Incorporation or the By-Laws of the Corporation (and in addition to any other vote that may be required by law, by the terms of any series of Preferred Stock then outstanding, this Certificate of Incorporation or the By-Laws of the Corporation), the affirmative vote of the holders of not less than 85% of the total voting power of all outstanding shares of capital stock of the Corporation shall be required to amend or repeal, or to adopt any provision inconsistent with, all Articles of this Certificate of Incorporation except Articles I, II, III, IV, IX, X, XI and XII.

             THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of Delaware, does make this certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly, has hereunto set his hand this 12th day of May, 1997




                                      /s/ Lowell I. Stahl
                                      -----------------------------------
                                      Lowell I. Stahl

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS

   ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law and Article XIII of the Registrant's certificate of incorporation provide for indemnification of the Registrant's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended.

   ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        The Exhibits to this Registration Statement are listed in the
   Exhibit Index that follows the signature page.

   ITEM 22.  UNDERTAKINGS.

        The undersigned Registrant hereby undertakes to:

        (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution.

        (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

        (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the statutory and by-law provisions referred to in Item 20, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to this request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 22, 1997.

                                      LDF, INC.
                                      (Registrant)

                                      By   /s/ Lowell I. Stahl
                                        ---------------------------------
                                           Lowell I. Stahl
                                           President and Chairman

        Each person whose signature appears below hereby constitutes and appoints Frank J. Kross or David J. Arts, and any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names on July 22, 1997.

                Name                               Title
                ----                               -----

    /s/ Lowell I. Stahl              President, Chairman and Director
    -----------------------------      (Principal Executive Officer)
    Lowell I. Stahl


    /s/ David J. Arts               Vice President, Treasurer and Chief
    -----------------------------            Financial Officer
    David J. Arts                     (Principal Financial Officer and
                                       Principal Accounting Officer)

    /s/ Frank J. Kross                  Vice President and Director
    -----------------------------
    Frank J. Kross

                Name                               Title
                ----                               -----


    /s/ James R. Sneider            Executive Vice President, Secretary
    -----------------------------              and Director
    James R. Sneider


    /s/ John D. Foster                           Director
    -----------------------------
    John D. Foster

    /s/ William E. Cahill, Jr.                   Director
    -----------------------------
    William E. Cahill, Jr.


    /s/ Roland G. Ley                            Director
    -----------------------------
    Roland G. Ley

    /s/ Dilia Camacho-Saeedi                     Director
    -----------------------------
    Dilia Camacho-Saeedi

                                EXHIBIT INDEX
                                -------------



                 Item                         Exhibit              Page
                 ----                         -------              ----

   2.   Plan of Acquisition,       2.1  Merger Agreement is          69
        Reorganization,                 attached to the Proxy
        Arrangement,  Liquidation       Statement/Prospectus as
        or Succession                   APPENDIX A.

   3.   Articles of Incorporation  3.1  Certificate of               83
        and Bylaws                      Incorporation of LDF,
                                        Inc. is attached to the
                                        Proxy Statement/
                                        Prospectus as APPENDIX
                                        C.

                                   3.2  Bylaws of LDF, Inc.         103

   5.   Opinion Re Legality        5.1  Opinion of Schiff           128
                                        Hardin & Waite as to
                                        the legality of the
                                        shares

   8.   Opinion Re Tax Matters     8.1  Opinion of Crowe,           130
                                        Chizek and Company LLP
                                        as to certain tax
                                        matters.

   23.  Consents of Experts and    23.1 Consent of Schiff           128
        Counsel                         Hardin & Waite
                                        (included in Exhibit
                                        5.1)

                                   23.2 Consent of Crowe,           130
                                        Chizek and Company LLP
                                        (included in Exhibit
                                        8.1)

   24.  Power of Attorney          24.1 Powers of attorney are      128
                                        included on the
                                        signature page to the
                                        Registration Statement

   99.  Additional Exhibits        99.1 Form of Proxy for Labe      130
                                        Federal Bank for
                                        Savings